MANUALLY SIGNED

As filed with the Securities and Exchange Commission on June 19, 2003

File No. 24-10058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03023780

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

DELHI BANK CORP.
(Exact name of issuer as specified in its charter)

RECEIVED JUN 20 2003

New York
(State or other jurisdiction of incorporation or organization)

124 Main Street
Delhi, New York 13753
(607) 746-0700
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Mr. Timothy C. Townsend
124 Main Street
Delhi, New York 13753
(607) 746-0700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Paul M. Aguggia
Christina M. Gattuso
Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016
(202) 362-0840

PROCESSED
JUN 23 2003
THOMSON FINANCIAL

6712 (Primary Standard Industrial Classification Code Number)	**141777653** (IRS Employer Identification No.)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

(a) Directors of Delhi Bank Corp.

Timothy C. Townsend, Chairman of the Board
Raymond Christensen, Director
Andrew F. Davis III, Director
Michael Finberg, Director
Bruce McKeegan, Director
Ann S. Morris, Director
Robert P. Nicholson, Director
Paul J. Roach, Director

The business address of each director is:
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(b) Officers of Delhi Bank Corp.

Timothy C. Townsend, President
Robert P. Nicholson, Secretary
Robert W. Armstrong, Treasurer

The business address of each officer is:
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(c) N/A

(d) CEDE & Co., the nominee of the Depository Trust Co., 55 Water Street, New York, New York 10041 and the Delaware National Bank of Delhi Employee Stock Ownership Plan, c/o The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, are record owners of 5 percent or more of its common stock, par value $1.00.

(e) The issuer is not aware of any beneficial owners of 5 percent or more of any class of its equity securities.

(f) There are no promoters in connection with this offering.

(g) The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753.

is a wholly owned subsidiary of Delhi Bank Corp. Delaware National Realty Corp. is a wholly owned subsidiary of The Delaware National Bank of Delhi.

(h) Muldoon Murphy & Faucette LLP, 5101 Wisconsin Avenue, N.W., Washington, D.C. 20016.

(i) There are no underwriters in connection with this offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

Delhi Bank Corp., by means of this offering circular, is making this offering in the State of New York.

Item 5. Unregistered Securities Issued or Sold Within One Year

None.

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings.

Item 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.
Purchases and sales of Delhi Bank Corp. common stock are being processed by the brokerage firm of Ryan, Beck & Co., who has agreed to

be a market maker for Delhi Bank Corp. common stock.

(b) No underwriter will be used in connection with this offering.

Item 8. Relationships with Issuer Experts Named in Offering Statements

The Fagliarone Group, LLP is Delhi Bank Corp.'s independent auditor. The Fagliarone Group, LLP is neither employed by Delhi Bank Corp. on a contingent basis nor does The Fagliarone Group, LLP have a material interest in Delhi Bank Corp. or its subsidiary.

Item 9. Use of Solicitation of Interest Document

There will be no use of a solicitation of interest document in connection with this offering.

OFFERING CIRCULAR

DELHI BANK CORP.

124 Main Street
Delhi, New York 13753
(607) 746-0700

OFFERING
175,000 Shares of Common Stock

We are offering to our stockholders residing in the State of New York shares our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan").

We are authorized to issue up to 175,000 shares of our common stock under the Plan. This offering circular relates to 175,000 shares of common stock that we may issue or sell, from time to time, under the Plan. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp. and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value, in the open market, or in negotiated transactions to fund the Plan. Our common stock is quoted on the Pink Sheets Electronic Quotation Service under the symbol "DWNX." As of ___________, 2003, the market price per share of the common stock was $_____.

	Price to Public [1]	Proceeds to Issuer or Other Person[2][3]
Per Share of Common Stock Par Value $1 per share	$______________	$______________
Total (175,000 shares)	$______________	$______________

[1]Price per share is based upon the market price per share as ($_____) of _______________, 2003.
[2]There are no underwriters in connection with the Plan.
[3]Does not include expenses of the Plan, expected to be approximately $______, to be paid by us.

Investment in our common stock involves risk. See "Risk Factors," beginning on page ___.

The United States Securities and Exchange Commission (the "Commission") does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this offering circular is _______________, 2003.

Table of Contents

Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the "Risk Factors" section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, "we" and "us" and "our" refer to Delhi Bank Corp. and our wholly-owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank of Delhi. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0700

The Delaware National Bank opened for business in 1865. Our operations primarily consist of providing residential and commercial real estate loans and non-mortgage loans in Delaware County, New York. We are a full service commercial bank and consumer banking business. Additionally, we provide trust services through The Delaware National Bank's trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York and Margaretville, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered

Up to $____ million in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering to our stockholders residing in the State of New York shares our common stock through participation in the Plan.

Administration of the Plan

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility

All holders of record of at least one whole share of our common stock who are residents of the State of New York are eligible to participate in the Plan.

Participation

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan."*

Reinvestment Dividends

Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.

Dividend Investment Date

The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Optional Purchases

Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $100 per calendar quarter. You may send cash payments on a quarterly basis, however, payments must be received by the Plan administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.

Source of Common Stock Purchased Under the Plan

Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp.

Price of Common Stock Purchased Under the Plan

The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four (4) weeks preceding the applicable dividend investment date.

Certificates for Shares Held Under the Plan

The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.

Termination of Participation

Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

You should carefully review the information contained elsewhere in this offering circular and should particularly consider the matters discussed below, which do not necessarily appear in order of importance. Investors should consider all of these factors to be important.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. It is the Board of Directors' present intention to continue our current dividend payment policy, although the payment of future dividends will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

Price risk; investment risk and timing.

The shares of common stock to be issued under the Plan are subject to general investment risk. Periodically, the stock market experiences substantial price and volume volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of our common stock. We cannot provide any assurance that shares of common stock purchased under the Plan will, at any time, be worth more or less than their purchase price. Stockholders do not have control or authority to direct the price or time at which common stock is purchased or sold for Plan accounts. Therefore, you bear the market risk associated with fluctuations in the price of our common stock.

Issuance of shares to fund the Plan may dilute your ownership in the Plan.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders' equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders.

There is little public information about Delhi Bank Corp.

We are not a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and do not publish quarterly financial statements. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have over 500 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. As of March 31, 2003, we had 303 record holders of our common stock, of which 259 record holders are residents of the State of New York. Eligibility to participate in the Plan is limited to current stockholders residing in the State of New York. Accordingly, we do not believe that our record holders will exceed 500 as a result of participation in the Plan or at any time in the foreseeable future.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the Pink Sheets Electronic Quotation Service. Purchases and sales of our common stock are being processed by the brokerage firm of Ryan, Beck & Co., which has agreed to be a market maker for our common stock. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

A downturn in the local economy could hurt our profits.

Our success depends to a large extent upon general economic conditions in the communities we serve. We primarily operate in Delaware County, New York. A decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

Rising interest rates may hurt our profits.

Interest rates are at historically low levels. If interest rates rise, our net interest income and the value of our assets likely would be reduced if interest paid on interest-bearing liabilities, such as deposits and borrowings, increased more quickly than interest received on interest-earning assets, such as loans and investments. Of the $53.5 million of loans due after one year after December 31, 2002, 46% of our loans provided for periodic interest rate adjustments. Our adjustable-rate residential mortgage loans generally do not adjust downwards below the initial contract rate. Accordingly, the interest rates on these loans have not decreased as a result of the declining interest rate environment. If market interest rates decline further, because most of our portfolio has reached the floor interest rates, our loans may be more susceptible to prepayments. If market interest rates increase, our adjustable-rate mortgage loans will not adjust upward until the index rate exceeds the initial contract rate. As a result, in a rising interest rate environment, we expect that the interest we pay on deposits will increase faster than the interest we receive on loans, reducing our profitability. For further discussion of how changes in interest rates could impact us, see *"Management's Discussion and Analysis of Results of Operations and Financial Condition."*

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board, the Office of the Comptroller of the Currency, our chartering authorities and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Delhi Bank Corp.
Dividend Reinvestment and
Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan under which authorized but unissued shares of Delhi Bank Corp.'s common stock are available for issuance and sale to our stockholders who reside in the State of New York. Shareholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1. What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a) The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.'s common stock.

(b) No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c) All cash dividends paid on participants' shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

ADMINISTRATION

3. Who administers the Plan?

The Delaware National Bank of Delhi (the "Bank"), a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp., and will administer the Plan. The Delaware National Bank, as plan administrator, will receive and invest your cash contributions, maintain your plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the Plan administrator by mail or telephone at the address and telephone number set forth in Question 37.

ELIGIBILITY

4. Who is eligible to participate in the Plan?

All holders of record of at least one whole share of Delhi Bank Corp. common stock who are residents of the State of New York are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party's name (e.g., in a broker's "street name" or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than New York are not eligible to participate in the Plan.

PARTICIPATION

5. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the enclosed Authorization Form and return it to us in the envelope provided. Additional copies of the Authorization Form will be provided from time to time to the holders of Delhi Bank Corp.'s common stock, and you may obtain one at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank of Delhi Trust Department, 124 Main Street, Delhi New York 13753.

If your shares of common stock are registered in multiple accounts, you should complete an Authorization Form for each account.

The Plan administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6. When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the State of New York. If the Authorization Form is received by the Plan administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7. What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- **"Full Dividend Reinvestment"** permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

- **"Optional Purchases"** permits you to make optional purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8. May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9. How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan administrator, or by submitting a written request to the plan administrator as set forth in the response to Question 5. Any change notification that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10. When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan will be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside plan administrator may agree. In the event we appoint an outside plan administrator, neither we nor any participant shall have any authority or power to direct the time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $100 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $100 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Delaware National Bank of Delhi as is discussed in Question 12.

If the Plan administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan administrator will return the funds to you by check. No interest will be paid on funds held by the Plan administrator pending investment in our common stock.

12. How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at The Delaware National Bank of Delhi, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers' checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp.

For an individual funds transfer, your bank account at The Delaware National Bank of Delhi will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank of Delhi is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the next business day following such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank of Delhi, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the Plan administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank of Delhi may be obtained by contacting the Plan administrator by any of the methods as set forth in the response to Question 37.

13. When will optional cash payments received by the Plan administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside plan administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside plan administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan administrator no later than five (5) business days prior to the dividend investment date.

14. Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $25.00 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. What is the source of common stock purchased under the Plan?

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if significant shares are available for purchase in the open market.

17. How many shares of Delhi Bank Corp. common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of the common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us will be equal to the average of the high and low sales prices for our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four weeks preceding the applicable dividend investment date. If there is no trading in our common stock on the Pink Sheets Electronic Quotation Service for a substantial amount of time at the time of any dividend investment date, Delhi Bank Corp. will determine the market price based on market quotations it deems appropriate.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.'s stockholders?

Possibly. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing shareholders and net income per share and stockholders' equity per share will decrease. If shares for the Plan are purchased in the open market by an outside plan administrator, there will be no dilutive effect on Delhi Bank Corp.'s stockholders.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See Question 25.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay pro-rated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive copies of Delhi Bank Corp. Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23. Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The plan administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your statement of account will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within 30 days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24. May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan administrator at the address set forth in Question 37. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25. How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan administrator in writing to that effect at the address specified in Question 37.

If the Plan administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. We will send you a check in the amount equal to the value of any fractional shares, based upon the market price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send to the Plan administrator a new Authorization Form to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

29. How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you need to request a certificate for your shares from the Plan administrator for delivery to your stockbroker prior to settlement of such sale. For instructions on how to obtain a stock certificate, see Question 23.

30. How do I change the name, transfer or give my plan shares as a gift?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan administrator at the address specified in Question 37 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 37 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 37. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

31. How will my shares held under the Plan be voted at meetings of stockholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of full shares held may be voted in person at the stockholders' meeting in accordance with instructions contained in our Proxy Statement.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

32. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of the common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

33. What is the responsibility of Delhi Bank Corp. and the Plan administrator?

Delhi Bank Corp. and the Plan administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

34. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

35. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

36. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan administrator will determine all issues of interpretation of the provisions set forth in this Plan.

37. Where should I direct correspondence regarding the Plan?

You may contact the Plan administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi Trust Department
124 Main Street
Delhi, New York 13753
(607) 746-0740

Information About Delhi Bank Corp. and The Delaware National Bank of Delhi

Delhi Bank Corp.

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank's holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of March 31, 2003, we had 303 stockholders of record of which 259 stockholders are residents of the State of New York.

On March 31, 2003, we had assets of $141.0 million, deposits of $126.0 million, net loans of $65.2 million and stockholders' equity of $14.0 million.

The Delaware National Bank of Delhi

The Delaware National Bank converted from a New York chartered bank to a national bank in 1865. The Delaware National Bank operates as a full service commercial bank and consumer banking business with operations primarily consisting of providing residential and commercial real estate loans and non-mortgage loans in Delaware County, New York. The Delaware National Bank's services include accepting time, demand and savings deposits including regular savings accounts, investment certificates, fixed rate certificates of deposit and club accounts. The Delaware National Bank also originates secured and unsecured commercial and consumer loans, finances commercial transactions and makes construction and mortgage loans. Additional services include making residential mortgage loans, revolving credit loans, small business loans and student loans. The Delaware National Bank also has a full service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and internet banking. Other services include safe deposit facilities, travelers' checks, money orders, wire transfers, drive-through facilities, 24-hour depositories, and ATMs.

Delaware National Realty Corp., a wholly-owned subsidiary of The Delaware National Bank, is a real estate investment trust which was incorporated in the State of New York on July 5, 2002, for the purpose of investing in real estate mortgage portfolios. On that date, The Delaware National Bank transferred to Delaware National Realty Corp. certain one-to-four family residential mortgage loans and mortgage-backed securities. In return, The Delaware National Bank received shares of common and preferred stock of Delaware National Realty Corp.

The Delaware National Bank's principal executive office is located at 124 Main Street, Delhi, New York 13753. This historical building houses The Delaware National Bank's corporate offices, data processing center, and operations functions. In addition to its main office, The Delaware National Bank owns one branch office in Margaretville, New York. The Delaware National Bank believes these facilities have the capacity to service its needs for the foreseeable future. The Delaware National Bank has 44 full-time equivalent employees.

We conduct our operations from our principal office located in Delhi, New York, and a branch office in Margaretville, New York. Both Delhi and Margaretville are located in Delaware County, New York. Management considers Delaware County to be the primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

The Delaware National Bank's telephone number is (607) 746-0700. The Delaware National Bank's website is www.delhinybank.com. Information at The Delaware National Bank's website is not part of this offering circular.

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include:

- statements of our goals, intentions and expectations;
- statements regarding our business plans, prospects, growth and operating strategies;
- statements regarding the quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- general economic conditions, either nationally or in our market area, that are worse than expected;
- changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;
- increased competitive pressures among financial services companies;
- changes in consumer spending, borrowing and savings habits;
- legislative or regulatory changes that adversely affect our business;
- adverse changes in the securities markets; and
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies or the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial And Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The financial data is included elsewhere in this offering circular. The statement of income for the three months ended March 31, 2003 and the balance sheet data as of March 31, 2003, are derived from unaudited financial statements included herein. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period. The selected financial data should be read in conjunction with *"Management's Discussion and Analysis of Results of Operations and Financial Condition"* and the consolidated financial statements and notes included elsewhere in this offering circular.

	At March 31,	At December 31,	
	2003	2002	2001
		(In thousands)	
Balance Sheet Data:			
Assets:			
Cash and due from banks	$ 11,508	$ 6,723	$ 8,993
Investment securities:			
Available for sale	47,833	43,617	35,964
Held to maturity	9,650	10,759	2,405
Total investment securities	57,483	54,376	38,369
Federal funds sold	–	–	4,200
Loans receivable	65,695	65,501	63,589
Less allowance for loan losses	474	497	582
Net loans	65,221	65,004	63,007
Premises and equipment, net	2,127	2,197	2,413
Accrued interest receivable and other assets	4,633	4,637	4,387
Total assets	$140,972	$132,937	$121,369
Liabilities and Shareholder's equity			
Deposits:			
Non-interest bearing	$ 17,637	17,224	16,294
Interest bearing	108,405	100,927	91,916
Total deposits	126,042	118,151	108,210
Accrued interest payable and other liabilities	929	1,003	652
Total liabilities	126,971	119,154	108,862
Shareholders' Equity:			
Common stock, $1.00 par value: 5,000,000 shares authorized, 693,000 shares issued	693	693	1,155
Surplus	1,329	1,309	385
Retained earnings	12,441	12,206	11,689
Unrealized gains or (losses) on available for sale securities	427	544	247
Less :			
Treasury stock at cost	(889)	(969)	(969)
Total Shareholder's Equity	14,001	13,783	12,507
Total liabilities and Shareholders' Equity	$140,972	$132,937	$121,369
Book value per share	$21.59	$21.38	$19.40

Statement of Income:	At or For the Three Months Ended March 31, 2003	At or For the Year Ended December 31, 2002	2001
	(In thousands, except per share data)		
Interest Income:			
Loans receivable	$1,100	$4,674	$5,311
Investment securities:			
United States treasury	–	59	39
United States agencies	391	1,572	1,334
State and local governments	132	452	379
Other	112	486	436
Federal funds sold	–	1	245
Interest on depository balances	15	85	11
Total interest income	$1,750	$7,329	$7,755
Interest Expense:	533	2,445	3,014
Net interest income	1,217	4,884	4,741
Provision for loan losses	87	22	85
Net interest income after provision for loan losses	1,130	4,862	4,656
Non-Interest Income:			
Service charges and fees	277	890	771
Net realized gains from sales of available for sale securities	10	3	–
Other	44	205	47
Total non-interest income	$ 331	$1,098	$ 818
Non-Interest Expenses:			
Salaries and wages	375	1,718	1,670
Pensions and benefits	208	646	475
Occupancy expense	159	598	580
Net realized losses from sales of available for sale securities	–	–	–
Other	259	1,157	1,147
Total non-interest expense	1,001	4,119	3,872
Income before income taxes	460	1,841	1,602
Income tax expense	147	444	548
Net income	$ 313	$1,397	$1,054
Net income per share	$0.48	$2.17	$1.63

Analysis of Profitability And Key Operating Ratios. The following table sets forth certain of Delhi Bank Corp's operating ratios for the periods indicated.

	At or For the Three Months Ended March 31, 2003	At or For the Year Ended December 31, 2002	2001
Return on Average Total Assets	0.23%	1.09%	0.93%
Return on Average Equity	2.25%	10.48%	8.63%
Dividend Payout Ratio	24.87%	29.99%	32.61%
Equity to Assets Ratio	10.26%	10.44%	10.81%

Management's Discussion and Analysis of Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements that appear at the end of this offering circular.

Comparison of Financial Condition at March 31, 2003 and December 31, 2002

At March 31, 2003, we had total consolidated assets of $141.0 million, an increase of 6.1% over total consolidated assets of $132.9 million at December 31, 2002. During the three months ended March 31, 2003, loans increased to $65.7 million from $65.5 million at December 31, 2002, an increase of 0.3%. Our portfolio of securities increased to $57.5 million at March 31, 2003, from $54.4 million at December 31, 2002, an increase of 5.7%. Our deposits increased to $126.0 million at March 31, 2003, from $118.2 million as of December 31, 2002, a 6.6% increase. The overall increase in assets relates to an overall increase in the number of customer accounts and outstanding balances due to the low interest rate environment and consumer preferences towards maintaining deposit accounts rather than seeking alternative investments.

Comparison of Operating Results for the Three Months Ended March 31, 2003 and March 31, 2002

General. Net income for the three months ended March 31, 2003, was $313,000 or $.48 per share, compared to net income of $345,000 or $.54 per share for the three months ended March 31, 2002.

Interest Income. Interest earnings were $1.8 million for the three months ended March 31, 2003, compared to $1.8 million for the three months ended March 31, 2002. Interest income earned on loans decreased to $1.1 million for the three months ended March 31, 2003, from $1.2 million for the three months ended March 31, 2002, due primarily to a decrease in the weighted-average yield on interest-earning assets, partially offset by an increase in the average loan portfolio balance. Interest on investment securities increased to $635,000 for the three months ended March 31, 2003, from $593,000 for the three months ended March 31, 2002, due to an increase in the average securities balance, which was partially offset by a decrease in the weighted-average yield earned.

Interest Expense. Interest expense on interest-bearing deposits was $533,000 for the three months ended March 31, 2003, compared to $629,000 for the three months ended March 31, 2002. The decrease was due to a decrease in the rate paid on deposits, partially offset by an increase in the average balance of deposits.

Provision for Loan Losses. The provision for loan losses is charged to operations to increase the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by us, industry standards, the amount of nonperforming loans and general economic conditions, particularly as they relate to our market areas, and other factors related to the collectibility of our loan portfolio. The provision for loan losses was $87,000 for the three months ended March 31, 2003, and $23,000 for the three months ended March 31, 2002. The increase was due to a charge-off of one commercial loan in 2003. The allowance for loan losses was $474,000 at March 31, 2003, which management believes is adequate.

Noninterest Income. The following table shows the components of noninterest income and the percentage change from the three months ended March 31, 2002, to the three months ended March 31, 2003.

	Three Months Ended March 31,		Percentage
	2003	2002	Change
	(Dollars in thousands)		
Service charges and fees on deposit accounts	$115	$ 56	105.4%
Other fees collected	149	149	–
Other	67	69	(2.9)
Total	$331	$274	20.8%

Service charges and fees on deposit accounts increased due to an increase in the number of deposit accounts and an increase in the number of nonsufficient funds and returned check charges.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage change from the three months ended March 31, 2002, to the three months ended March 31, 2003.

	Three Months Ended March 31,		Percentage
	2003	2002	Change
	(Dollars in thousands)		
Salaries and employee benefits	$583	$511	14.1%
Occupancy and equipment expense	159	147	8.2
Other Real Estate expense	1	64	(98.4)
Accounting services	36	26	38.5
Other	222	227	(2.2)
Total	$1,001	$975	2.7%

Other Real Estate expense decreased due to the sale of Other Real Estate in 2002. In 2002, Fagliarone Group CPA's, PC, our independent certified public accountants, were retained to perform our internal audit, which resulted in an increase in noninterest expense for accounting services. The overall increase in total noninterest expenses relates to our overall growth. Other noninterest expense includes Federal Deposit Insurance Corporation premiums, Office of the Comptroller of the Currency assessments and general operating expenses.

Income Taxes. The income tax expense for the three months ended March 31, 2003 was $147,000 (an effective rate of 32.0%) compared to an income tax expense of $116,000 for the three months ended March 31, 2002 (an effective tax rate of 25.0%). The increase in income tax expense was due to a change in deferred taxes while current income taxes remained relatively unchanged.

Comparison of Financial Condition at December 31, 2002 and December 31, 2001

At December 31, 2002, Delhi Bank Corp had total consolidated assets of $132.9 million, an increase of 9.5% over total consolidated assets of $121.4 million at December 31, 2001. During the year ended December 31, 2002, loans increased to $65.5 million from $63.6 million at December 31, 2001, an increase of 3.0%. Delhi Bank Corp.'s portfolio of securities increased to $54.4 million at December 31, 2002 from $38.4 million as of December 31, 2001 or 39.1%. Delhi Bank Corp.'s deposits increased to $118.2 million at December 31, 2003 from $108.2 million as of December 31, 2001, a 9.2% increase. The overall increase in assets relates to the overall growth of Delhi Bank Corp. and its subsidiaries.

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

General. Net income for the year ended December 31, 2002 was $1.4 million or $2.17 per share, compared to net income of $1.1 million or $1.63 per share for the year ended December 31, 2001.

Interest Income. Interest income was $7.3 million for the year ended December 31, 2002 compared to $7.8 million for the year ended December 31, 2001. Interest income earned on loans decreased to $4.7 million for the year ended December 31, 2002 from $5.3 million for the year ended December 31, 2001 due to a decrease in the weighted average yield earned. This decrease was partially offset by an increase in the average loan portfolio balance. Interest on securities increased to $2.6 million for the year ended December 31, 2002 from $2.2 million for the year ended December 31, 2001 due to an increase in the average investment portfolio balance that resulted from the purchase of additional investment securities.

Interest Expense. Interest expense on interest-bearing deposits was $2.4 million for the year ended December 31, 2002 compared to $3.0 million for the year ended December 31, 2001. The decrease was due to a decrease in the weighted-average rate paid on deposits, which was partially offset by an increase in the average balance of deposits, which was a result of the declining interest rate environment in 2002.

Provision for Loan Losses. The provision for loan losses was $22,000 for the year ended December 31, 2002, compared to $85,000 for the same period in 2001 due to normal adjustments to the provision for loan losses. The allowance for loan losses was $497,000 at December 31, 2002, which management believes is adequate.

Noninterest Income. The following table shows the components of noninterest income and the percentage change from the year ended December 31, 2001 to the year ended December 31, 2002.

	Year Ended December 31,		Percentage
	2002	2001	Change
	(Dollars in thousands)		
Service charges and fees on deposit accounts	$ 302	$230	31.3%
Gain (loss) on securities available for sale	3	–	–
Other fees collected	588	497	18.3
Other	205	91	125.3
Total	$1,098	$818	34.2%

Service charges and fees on deposit accounts increased due to an increase in the number of nonsufficient funds and returned check charges. Other fees collected increased due to an increase in miscellaneous fees collected on loans and debit card income. Other noninterest income increased due to an increase in earnings on bank owned life insurance purchased for the purpose of funding Supplemental Executive Retirement Plans in September 2001.

Noninterest Expense. The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2001, to the year ended December 31, 2002.

	Year Ended December 31,		Percentage
	2002	2001	Change
	(Dollars in thousands)		
Salaries and employee benefits	$2,364	$2,145	10.2%
Occupancy and equipment expense	598	580	3.1
Other Real Estate expense	160	84	90.5
Accounting services	120	64	87.5
Other	877	999	(12.2)
Total	$4,119	$3,872	6.4%

Salaries and benefits increased due to salary increases and employee bonuses. Expenses related to Other Real Estate increased due to an increase in the number of Other Real Estate owned. In 2002, Fagliarone Group CPA's, PC, our independent certified public accountants were retained to perform our internal audit, which resulted in an increase in noninterest expense for accounting services.

Income Taxes. The income tax expense for the year ended December 31, 2002 was $444,000 (an effective tax rate of 24.1%), compared to an income tax expense of $548,000 for the year ended December 31, 2001 (an effective tax rate of 34.2%). The reduction in the effective tax rate for the year ended December 31, 2002, as compared to the year ended December 31, 2001, was due in part to the formation of Delaware National Realty Corp, a real estate investment trust, in July 2002. The effective tax rate was further reduced as a result of income earned on bank owned life insurance purchased in September 2001, which is subject to neither federal nor state income taxation.

Average Balances and Yields. The following table sets forth certain information for the three months ended March 31, 2003 and for the years ended December 31, 2002 and 2001. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Three Months Ended March 31, 2003			For the Years Ended December 31, 2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Interest-earning deposits in other banks	$ 5,892	$ 15	0.25%	$ 5,795	$ 85	1.47%	$ 455	$ 11	2.42%
Federal Funds Sold	–	–	–	69	1	1.45	7,414	245	3.30
Investment securities, net[1]:									
Taxable	12,893	159	1.23	18,210	856	4.70	11,829	774	6.54
Non-taxable	11,830	132	1.12	9,577	452	4.72	7,420	375	5.05
Mortgage-backed securities, net[1]	30,522	345	1.13	23,804	1,261	5.30	16,908	1,038	6.14
Loans receivable, net[2]	64,919	1,100	1.69	63,732	4,674	7.33	61,269	5,311	8.67
Total interest-earning assets	126,056	1,751	1.39	121,187	7,329	6.05	105,295	7,754	7.36
Non-interest-earning assets	9,527			6,521			7,606		
Total assets	$135,583			$127,708			$112,901		
Liabilities and Equity:									
Interest-bearing liabilities:									
NOW accounts	$ 14,766	18	0.12	$ 12,946	105	0.81	$ 10,977	146	1.33
Money Markets	15,390	55	0.36	13,078	234	1.79	9,149	241	2.63
Savings	32,880	101	0.31	31,038	454	1.46	27,351	656	2.40
Time (in excess of $100,000)	4,934	39	0.79	8,117	163	2.01	4,288	213	4.97
Other Time	36,045	320	0.89	36,035	1,490	4.13	34,167	1,759	5.15
Total deposits	104,015	533	0.51	101,214	2,446	2.42	85,932	3,015	3.51
FHLB Advances	–	–		9	–		–	–	
Other short-term borrowing	–	–		–	–		–	–	
Other borrowing	–	–		–	–		–	–	
Total interest-bearing liabilities	104,015	533	0.51	101,223	2,446	2.42	85,932	3,015	3.51
Non-interest-bearing liabilities	17,660			13,155			14,760		
Total liabilities	121,675			114,378			100,692		
Stockholders' Equity	13,908			13,330			12,209		
Total liabilities and stockholders' equity	$135,583			$127,708			$112,901		
Net interest rate spread[3]			0.88%			3.63%			3.86%
Net interest margin[4]			0.97%			4.03%			4.50%
Ratio of interest-bearing assets to interest-bearing liabilities			121.19%			119.72%			122.53%

[1] Includes unamortized discounts and premiums.
[2] Amount is net of loans in process, net deferred loan origination fees and allowance for loan losses and includes non-performing loans.
[3] Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
[4] Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2002 Compared to Year Ended December 31, 2001			Year Ended December 31, 2001 Compared to Year Ended December 31, 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest income:						
Interest-earning deposits in other banks	$ 129	$ (4)	$ 125	$ 20	$ (6)	$ 14
Federal funds sold	(243)	(138)	(381)	227	(102)	125
Investment securities, net:						
Taxable	418	(218)	200	(50)	(18)	(68)
Non-taxable	109	(25)	84	47	(17)	30
Mortgage-backed securities, net	423	(142)	281	97	(99)	(2)
Loans receivable, net	214	(818)	(604)	90	(188)	(98)
Total change in interest income	$1,050	$(1,345)	$(295)	$431	$(430)	$ 1
Interest expense:						
Deposits:						
NOW accounts	$ 26	$ (57)	$ (31)	$ 22	$ (37)	$ (15)
Money markets	103	(77)	26	14	(33)	(19)
Savings	88	(256)	(168)	63	(152)	(89)
Time (in excess of $100,000)	190	(128)	63	(4)	14	10
Other time	96	(346)	(250)	50	(97)	(47)
FHLB advances	–	–	–	–	–	–
Other short-term borrowings	–	–	–	–	–	–
Other borrowings	–	–	–	–	–	–
Total change in interest expense	503	(863)	(360)	145	(305)	(160)
Net change in interest income	$ 547	$ (482)	$ 65	$286	$(125)	$ 161

Balance Sheet

Loans. The Delaware National Bank engages in a full complement of lending activities, including commercial, financial and agricultural loans, residential construction and mortgage loans and installment and other consumer loans. The Delaware National Bank offers both adjustable and fixed rate loans. As of March 31, 2003, The Delaware National Bank's loan portfolio totaled $65.2 million representing approximately 46.2% of its $141.0 million of total assets at that date.

The following table sets forth the composition of our loan portfolio by type of loan before deductions (principally unearned discounts, deferred loan fees, and allowance for loan losses) at the dates indicated.

	At March 31, 2003		At December 31, 2002		At December 31, 2001	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Commercial, financial and agricultural	$13,886	21%	$13,921	21%	$13,910	22%
Real estate - construction	342	1	397	1	29	–
Real estate - mortgage	46,344	71	46,075	70	43,845	69
Installment and other consumer loans	5,124	8	5,108	8	5,805	9
Total loans	65,696	100%	65,501	100%	63,589	100%
Less:						
Allowance for loan losses	474		497		582	
Net loans	$65,222		$65,004		$63,007	

The table below shows the amount of loans held in portfolio by categories, net of loans in process and discounts, that mature in the indicated years following December 31, 2002. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Year	Commercial, Financial and Agricultural	Real Estate - Construction	Real Estate - Mortgage	Installment and Other Consumer Loans [(1)]
	(In thousands)			
Amount due in:				
One year or less	$ 7,041	$397	$ 3,154	$ 837
More than one to five years	4,232	–	1,881	3,433
More than five years	2,648	–	41,039	232
Total	$13,921	$397	$46,074	$4,502

(1)Does not include credit cards, SLMA serviced student loans, and overdrafts.

Of the aggregate of $53.5 million of loans due after one year after December 31, 2002, $24.8 million or 46% have floating or adjustable interest rate features and $28.7 million or 54% have fixed interest rates.

Nonaccrual loans. The following table sets forth nonaccrual loans, past due and restructured loans for the dates indicated.

	At March 31, 2003	At December 31, 2002	At December 31, 2001
Loans:		(In thousands)	
Non-accruing[1]	$301	$285	$666
Accruing, delinquent for 90 days or more[2]	44	371	246
Restructured loans not included in the above amounts	–	–	–

[1] The gross interest income that would have been recorded in the period ended March 31, 2003, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $8,822. The amount of interest income on these loans that was included in net income for the period ended March 31, 2003 was $0.

[2] Loans delinquent as to principal or interest payments.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish reserves against losses on loans on a monthly basis. When additional reserves are necessary, a provision for loan losses is charged to earnings. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss reserves have been established, any difference between the loss reserve and the amount of loss realized has been charged or credited to current income. The ratios for the three months ended March 31, 2003, have been annualized.

	Three Months Ended March 31, 2003	Years Ended December 31, 2002	Years Ended December 31, 2001
		(Dollars in thousands)	
Allowance at beginning of the period	$497	$582	$523
Charge-offs:			
Commercial, financial and agricultural	100	101	37
Real estate - construction	–	–	–
Real estate - mortgage	2	3	4
Installment and other consumer loans	22	88	95
Total charge-offs	$124	192	136
Recoveries:			
Commercial, financial and agricultural	2	53	42
Real Estate - construction	–	–	–
Real Estate - mortgage	5	–	40
Installment and other consumer loans	7	31	28
Total recoveries	14	84	110
Net charge-offs	110	108	26
Additions charged (credited) to operations	87	23	85
Allowance at end of period	$474	$497	$582
Net charge-offs to average loans outstanding during the period	0.17%	0.17%	0.04%
Allowance to non-performing loans	157.48%	174.39%	87.39%

The following table sets forth a breakdown of the allowance for loan losses by category at the dates indicated.

	At March 31, 2003		At December 31, 2002		At December 31, 2001	
	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
	(Dollars in thousands)					
Commercial, financial and agricultural	$360	76%	$373	75%	$342	59%
Real estate- construction	–	–	–	–	–	–
Real estate- mortgage	42	9	33	7	17	3
Installment and other consumer loans	58	12	70	14	81	14
Not specifically allocated	14	3	21	4	142	24
Total	$474	100%	$497	100%	$582	100%

Investments. The Delaware National Bank maintains a securities portfolio. At March 31, 2003, our investment portfolio represented approximately 40.8% of our total assets. Securities in the portfolio are classified as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity. The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At March 31, 2003		At December 31, 2002		At December 31, 2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Securities:						
Available for sale:						
U.S. Government and Federal agencies	$ 4,506	$ 4,558	$ 5,007	$ 5,085	$ 3,626	$ 3,690
State and local government obligations	10,219	10,610	9,186	9,616	6,166	6,246
Corporate debt securities	7,636	7,855	4,996	5,257	5,869	6,009
Mortgage backed securities	22,113	22,312	20,959	21,236	17,702	17,855
FNMA/FHLMC preferred stock	2,509	2,373	2,510	2,385	2,002	1,983
Money market mutual fund	126	126	37	37	181	181
Total available for sale	$47,109	$47,834	$42,695	$43,616	$35,546	$35,964
Held to maturity:						
Mortgage backed securities	7,260	7,459	8,369	8,633	–	–
State and local government obligations	1,858	2,001	1,858	2,015	1,911	1,911
Total held to maturity	$ 9,118	$ 9,460	$10,227	$10,648	$ 1,911	$ 1,911
Other Securities:						
FRB Stock, FHLB Stock and others	532	532	532	532	494	494
Total securities	$56,759	$57,826	$53,454	$54,796	$37,951	$38,369

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of Delhi Bank Corp.'s investment securities as of March 31, 2003.

	As of March 31, 2003									
	One Year or Less [1]		More than One Year to Five Years [1]		More than Five Years to 10 Years [1]		More than 10 Years [1]		Total	
	Carrying Value	Weighted Average Yield [2]	Carrying Value	Weighted Average Yield [2]	Carrying Value	Weighted Average Yield [2]	Carrying Value	Weighted Average Yield [2]	Carrying Value	Weighted Average Yield [2]
	(Dollars in thousands)									
Securities:										
Available-for-sale:										
U.S. Government and Federal agencies	$ 3,533	4.30%	$ 1,026	4.53%	$ –	–%	$ –	–%	$ 4,559	6.44%
State and local government obligations	1,092	4.50	2,540	5.12	6,978	4.41	–	–	10,610	5.10
Corporate debt securities	–	–	7,313	5.81	542	5.53	–	–	7,855	7.25
Mortgage-backed securities	7,945	3.93	10,368	4.02	1,052	4.10	2,946	5.32	22,311	6.61
FNMA/FHLMC Preferred Stock	937	2.36	1,436	2.82	–	–	–	–	2,373	5.69
Total available-for-sale (3)	$13,507	3.95%	$22,683	4.64%	$8,572	4.44%	$2,946	5.32%	$47,708	6.37%
Held to maturity:										
State and local government obligations	849	3.12	692	5.25	317	6.70	–	–	1,858	6.53
Mortgage backed securities	2,744	5.09	2,834	5.21	454	5.41	1,229	5.44	7,261	6.53
Total held to maturity (4)	3,593	4.62	3,526	5.21	771	5.94	1,229	5.44	9,119	6.53
Other Securities:										
Total securities	$17,100	4.09%	$26,209	4.72%	$9,343	4.56%	$4,175	5.35%	$56,827	6.38%

[1] The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.

[2] Average yields are not stated on a tax equivalent basis.

[3] Total does not include money market mutual funds.

[4] Total does not include equity securities.

Deposits. Our primary source of funds is our deposit accounts. The following table sets forth average deposits by average rates paid for the dates indicated:

	Three Months Ended March 31, 2003		Years Ended December 31, 2002		Years Ended December 31, 2001	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
			(Dollars in thousands)			
Non-Interest-Bearing Deposits	$ 16,700	–%	$ 15,899	–%	$ 14,061	–%
Interest-Bearing Deposits:						
NOW accounts	14,766	0.12	12,946	0.81	10,977	1.33
Money markets	15,390	0.36	13,078	1.79	9,149	2.63
Savings	32,880	0.31	31,038	1.46	27,351	2.40
Time (in excess of $100,000)	4,934	0.79	8,117	2.01	4,288	4.97
Other Time	36,045	0.89	36,035	4.13	34,167	5.15
Total Interest Bearing Deposits	104,015	0.51	101,214	2.42	85,932	3.51
Total Deposits	$120,715	0.44%	$117,113	2.09%	$ 99,993	3.02%

Maturity of Time Deposits. At March 31, 2003, The Delaware National Bank had outstanding $5.32 million in certificate accounts with balances of $100,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $100,00 or more	Balance
	(In thousands)
Three months or less	$ 616
Over three through twelve months	2,216
Over twelve months	2,491
Total	$5,323

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which that Bank can engage. The Delaware National Bank's primary regulator is the Office of the Comptroller of the Currency ("OCC"). By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC or the Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the Federal Reserve Board ("FRB"). Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary and does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act, as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted bank holding companies. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for a bank. Delhi Bank Corp.'s total and Tier 1 capital exceeds these requirements.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. The Gramm-Leach-Bliley Act also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as an affiliate for purposes of restrictions on a bank's transactions with affiliates.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.'s ability to pay dividends or otherwise engage in capital distributions.

Delhi Bank Corp.'s status as a registered bank holding company under the BHCA does not exempt it from certain Federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the "CBCA"), a 60-day prior written notice must be submitted to the FRB if any person, or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.'s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25 percent or more of any class of Delhi Bank Corp.'s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.'s directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.'s voting stock. See *"—Holding Company Regulation."*

The Changing Regulatory Structure. Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the bank in substantial and unpredictable ways.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Bank Regulation

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. The OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements in particular cases if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC's risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% ("Tier 1 risk-weighted ratio") and a ratio of total capital to total risk-weighted assets of 8.0% ("total capital risk-weighted ratio"). In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. As of March 31, 2003, The Delaware National Bank's ratio of Tier 1 risk-weighted ratio was 17.16% and total capital risk-weighted ratio was 17.77%. See *"Selected Financial and Other Data."*

The OCC's leverage guidelines require that the Tier 1 capital to average total assets ratio ("leverage ratio") for a depository institution that has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System will be 3.0% and that the minimum leverage ratio for any other depository institution will be 4.0%, unless a higher leverage ratio is warranted by the particular circumstances or risk profile of the depository institution. As of March 31, 2003, The Delaware National Bank's leverage ratio was 9.92%. See *"Selected Financial and Other Data."*

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A "well capitalized" bank has a total capital risk-weighted ratio of 10.0% or higher; a Tier 1 risk-weighted ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-weighted ratio of 8.0% or higher; a Tier 1 risk-weighted ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "under capitalized" if it fails to meet any one of the ratios required to be adequately capitalized. An institution that has a total risk-weighted ratio less than 6%, a Tier 1 risk-weighted ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized."

In addition to requiring undercapitalized institutions to submit a capital restoration plan, compliance with which must be guaranteed by any controlling holding company, agency regulations contemplate broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the OCC's enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Distribution of Bank Dividends and Assets. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be "undercapitalized." The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At March 31, 2003, The Delaware National Bank's limit on loans-to-one borrower was 2.07 million, and The Delaware National Bank's largest aggregate outstanding balance of loans-to-one borrower was $993,291 million.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Act") provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which The Delaware National Bank is to branch has enacted a law opting out of interstate branching. *De novo* interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish *de novo* branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition. Such assessments for The Delaware National Bank amounted to $48,390 for the year ended December 31, 2002.

Deposit Insurance Assessments. The Delaware National Bank must pay assessments to the FDIC for federal deposit insurance protection. The Delaware National Bank is a member of BIF. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends upon the categories to which it is assigned. Assessment rates for BIF member institutions are determined semiannually by the FDIC and currently range from zero basis points for the healthiest institutions to 27 basis points for the riskiest.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980's by the Financing Corporation ("FICO") to recapitalize the predecessor to the Savings Association Insurance Fund. During 2002, FICO payments for BIF members approximated 1.75 basis points.

The Delaware National Bank paid a total premium in the calendar year 2002 of $18,411 for the FICO payment. The FDIC has authority to increase insurance assessments and make special assessments. A significant increase in BIF insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. The management of The Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions With Affiliates and Insiders. Transactions between a bank and any nonbanking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a "financial subsidiary" that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders. There is also an aggregate limitation on all loans to insiders and their related interests. Those loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. Federal law requires federal banking agencies to make public a rating of a bank's performance under the CRA. The Delaware National Bank's latest CRA rating was satisfactory. An unsatisfactory record can substantially delay or block such a transaction.

Consumer Laws and Regulations. The Delaware National Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. These laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. The Federal Reserve Board regulations require depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts over $5.7 million to and including $42.1 million; a 10% reserve ratio is applied above $42.1 million. The first $6 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually. The Delaware National Bank complies with the foregoing requirements.

Our Management

Directors

The Board of Directors of Delhi Bank Corp. is presently composed of eight (8) members who are elected for terms of three years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board's discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age[1]	Principal Occupation for Past Five Years and Business Experience	Director Since [2]	Term Expires
Michael E. Finberg	56	Director and President of Margaretville Bowl Ltd; President of MMA Corp. and Owner of Reliable Tent	1998	2004
Robert P. Nicholson	74	Director and Secretary of Delhi Bank Corp.; Secretary of The Delaware National Bank and Retired	1957	2004
Timothy C. Townsend	53	Chairman of the Board of Directors and President of Delhi Bank Corp., President; Chief Executive Officer of The Delaware National Bank and director of Delaware National Realty Corp. and Director of Delhi Telephone Company	1974	2004
Raymond Christensen	65	Farmer and Special Assistant to New York State Commissioner of Agriculture and Market	2003	2005
Bruce J. McKeegan	45	Director and attorney and sole owner of McKeegan & McKeegan	2000	2005
Ann S. Morris	58	Director of Delhi Bank Corp. and President, CPA of Morris & Ronovech CPA, PC a public accounting firm	2002	2005
Paul J. Roach	49	Director of Delhi Bank Corp., Vice President of the Clark Companies, a contracting company and director of Delaware National Realty Corp.	2001	2006
Andrew F. Davis III	57	Director and Owner of D&D of Walton, Inc., an auto parts business	1991	2006

[1] As of March 31, 2003.
[2] Years prior to 1994 indicate service with The Delaware National Bank.

Executive Officers Who Are Not Directors

Name	Age[1]	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since[2]
Robert W. Armstrong	40	Treasurer of Delhi Bank Corp., Vice President, Cashier and Trust Officer of The Delaware National Bank and Director and President of Delaware National Realty Corp.	1987
David A. Avery	58	Vice President and Senior Lending Officer of The Delaware National Bank	1994

(1) As of March 31, 2003.
(2) Years prior to 1994 indicate service with The Delaware National Bank.

Director Compensation

The Board of Directors of The Delaware National Bank have set the fees to be paid to Directors of The Delaware National Bank for the year 2003 as follows: Directors of The Delaware National Bank will receive $300 for each annual or organizational meeting they attend. Members of The Delaware National Bank's Audit Committee will receive $50 per hour, with a minimum of $100, for committee meeting attendance. Non-employee directors who are members of the Discount Committee of the Board of Directors of The Delaware National Bank will receive $275 per committee meeting, and non-employee directors who are members of all other committees of The Delaware National Bank of Delhi will receive $50 per hour, with a minimum of $75, for committee meeting attendance. In addition, our non-employee directors will receive $250 per day for attendance at seminars.

Executive Compensation

The following table sets forth the total aggregate annual remuneration paid by The Delaware National Bank to the three highest paid persons who are officers or directors of Delhi Bank Corp. and/or The Delaware National Bank as a group during the year 2002.

Name of Individual or Identify of Group	Capacities In Which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp.[1]	President, Chief Executive Officer of The Delaware National Bank; Vice President, Senior Lending Officer of The Delaware National Bank; Vice President, Cashier and Trust Officer of The Delaware National Bank	$463,201[2]

(1) The group consists of three persons including Timothy C. Townsend, President, Chief Executive Officer of The Delaware National Bank and President of Delhi Bank Corp. , David A. Avery, Vice President, Senior Lending Officer of The Delaware National Bank and Robert W. Armstrong, Vice President, Cashier and Trust Officer of The Delaware National Bank and Treasurer of Delhi Bank Corp.

(2) Includes aggregate compensation and aggregate other compensation.

Interest of Management and Others in Certain Transactions

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 31, 2003, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of our directors, named executive officers and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class
Robert W. Armstrong	22[3]	*%
David A. Avery	451	*
Andrew F. Davis III	8,234[4]	1.28
Michael E. Finberg	600	*
Bruce J. McKeegan	2,889[5]	*
Ann S. Morris	600	*
Robert P. Nicholson	9,930	1.54
Paul J. Roach	18,495[6]	2.87
Timothy C. Townsend	1,991[7]	*
All Executive Officers and Directors As a Group — nine (9) Persons in Total	43,212	6.70%

* Does not exceed 1.0% of Delhi Bank Corp.'s voting securities.
(1) Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.
(2) It is anticipated that each of the above listed individuals will participate in the Plan.
(3) Includes 2 shares held by Mr. Armstrong as custodian for his nieces.
(4) Includes 200 shares held by Mr. Davis' spouse.
(5) Includes 2,289 shares held by Mr. McKeegan's spouse.
(6) Includes 1,050 shares held jointly with Mr. Roach's wife, 180 shares held as custodian for Mr. Roach's son and 15,165 shares held by Burton F. Clark, Inc. d/b/a Clark Companies of which Mr. Roach is the Vice President.
(7) Includes 288 shares held jointly with Mr. Townsend's wife.

To our knowledge, the only record owner of 10 percent or more of any class of our equity securities is Cede & Co. To our knowledge, there are no beneficial owners of 10 percent or more of any class of our equity securities.

Indebtedness of Management and Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and home equity installment loans.

The Delaware National Bank's policy provides that all loans made by The Delaware National Bank to its directors and officers are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us depend upon the receipt by us of dividends from The Delaware National Bank because we generally have no source of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in *"Risk Factors – We cannot guarantee future payment of dividends"* we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Description of Properties

Our and The Delaware National Bank's main office and executive offices are located at 124 Main Street. An additional facility is located at 121 Main Street, Delhi, New York consisting of a computer center and a drive-through facility. All of these buildings are owned by The Delaware National Bank. In addition, The Delaware National Bank owns and operates three ATM facilities, one located at The Delaware National Bank's main office, one in its Margaretville branch and one located at Hogan's General Store in Andes, New York. In addition, The Delaware National Bank leases two ATM facilities, one located on the campus of SUNY College of Technology at Delhi, Delhi, New York and the other located at the Great American Store in The Village of Delhi, New York. The Delaware National Bank also has a branch office located in Margaretville, New York.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock acquired to fund the Plan directly from us at fair market value, in the open market, or in negotiated transactions. We will appoint a third party Plan Administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan, at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash*

Purchase Plan" and listed on the Authorization Form attached hereto. We are making no recommendation regarding participation in the Plan. Timothy C. Townsend, President or Robert W. Armstrong, Treasurer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (607) 746-0700.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan or the prices at which shares will be purchased. To the extent that shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to add the proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank's business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Legal Opinion

Muldoon Murphy & Faucette LLP, Washington, D.C., will issue a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

Experts

Our financial statements as of March 31, 2003, and for the years ended December 31, 2002 and 2001, appearing elsewhere in this offering circular, have been included herein and in the offering statement in reliance upon the report of Fagliarone Group CPA's, PC, independent certified public accountants, which is included herein and upon the authority of said firm as experts in accounting and auditing.

Index to Consolidated Financial Statements

Fagliarone Group CPAs, PC
650 James Street Syracuse, New York 13203
315 471-2777 tel 315 471-2128 fax www.tfgcpa.com

FAGLIARONE GROUP **CPAs**
A wealth of financial resources

Independent Auditors' Report

To the Stockholders and Board of Directors
of Delhi Bank Corp.

We have compiled the accompanying consolidated statement of financial condition of Delhi Bank Corp. as of March 31, 2003, and the related consolidated statements of income, retained earnings, and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying March 31, 2003 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The consolidated financial statements for the years ended December 31, 2002 and 2001, were audited by us, and we expressed an unqualified opinion on them in our report dated January 29, 2003, but we have not performed any auditing procedures since that date.

FAGLIARONE GROUP CPAs, PC

May 2, 2003

DELHI BANK CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
THREE MONTHS ENDED MARCH 31, 2003 AND YEARS ENDED DECEMBER 31, 2002 AND 2001

	As of March 31,	As of December 31,	
	2003	2002	2001
	(Unaudited)		
Assets:			
Cash and due from banks	$ 2,877,143	$ 2,889,127	$ 3,220,423
Interest bearing deposits with banks	8,630,665	3,834,093	5,772,553
Federal funds sold	–	–	4,200,000
Total cash and cash equivalents	11,507,808	6,723,220	13,192,976
Investment securities:			
Available for sale	47,833,053	43,616,682	35,964,229
Held to maturity	9,118,388	10,227,260	1,911,149
Other	532,111	532,111	494,111
Total investment securities	57,483,552	54,376,053	38,369,489
Loans	65,695,364	65,501,278	63,588,498
Less allowance for loan losses	473,907	497,337	581,591
Net loans	65,221,457	65,003,941	63,006,907
Premises and equipment, net	2,127,008	2,196,231	2,413,221
Accrued interest receivable and other assets	4,632,569	4,637,159	4,386,842
Total Assets	$140,972,394	$132,936,604	$121,369,435
Liabilities and Stockholders' Equity:			
Deposits			
Demand	$ 32,349,123	$ 31,894,933	$ 28,574,324
Savings and Money Market	52,544,088	45,211,030	39,394,971
Time	41,149,033	41,044,800	40,240,226
Total deposits	126,042,244	118,150,763	108,209,521
Accrued interest payable and other liabilities	929,075	1,002,970	652,336
Total Liabilities	126,971,319	119,153,733	108,861,857
Stockholders' Equity:			
Common stock	693,000	693,000	1,155,000
Additional paid-in capital	1,328,873	1,309,000	385,000
Retained earnings	12,440,533	12,205,770	11,689,230
Accumulated other comprehensive income	427,392	543,900	247,147
Treasury stock, 48,369 shares at cost	(888,723)	(968,799)	(968,799)
Total Stockholders' Equity	14,001,075	13,782,871	12,507,578
Total Liabilities and Stockholders' Equity	$140,972,394	$132,936,604	$121,369,435

The accompanying notes are an integral part of the financial statements.

DELHI BANK CORP.
CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31, 2003 AND YEARS ENDED DECEMBER 31, 2002 AND 2001

	Three Months Ended March 31, 2003 (Unaudited)	Years Ended December 31, 2002	2001
Interest Income:			
Loans receivable	$1,099,545	$4,674,290	$5,310,569
Investment securities:			
United States agencies	391,360	1,631,148	1,372,745
State and local governments	132,388	451,656	378,509
Other	126,857	571,600	448,027
Federal funds sold	–	1,151	245,328
Total interest income	1,750,150	7,329,845	7,755,178
Interest expense	533,066	2,445,481	3,014,167
Net interest income	1,217,084	4,884,364	4,741,011
Provision for loan losses	87,042	22,500	84,677
Net interest income after provision for loan losses	1,130,042	4,861,864	4,656,334
Noninterest Income:			
Service charges and fees	276,636	889,885	770,561
Other	44,256	205,039	37,805
Realized gain on sales of available for sale securities	10,116	2,813	86
Gain on sale of premises and equipment	–	–	9,711
Total noninterest income	331,008	1,097,737	818,163
Noninterest Expenses:			
Salaries and employee benefits	583,774	2,364,021	2,145,102
Occupancy	158,564	597,518	580,022
Other	258,808	1,156,807	1,147,063
Total noninterest expenses	1,001,146	4,118,346	3,872,187
Income before income taxes	459,904	1,841,255	1,602,310
Provision for income taxes	147,349	443,706	547,786
Net income	$ 312,555	$1,397,549	$1,054,524
Net income per share of common stock	$0.48	$2.17	$1.63

The accompanying notes are an integral part of the financial statements.

DELHI BANK CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
THREE MONTHS ENDED MARCH 31, 2003 AND YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances, January 1, 2001	$1,155,000	$ 385,000	$10,979,317	$ 95,050	$(923,466)	$11,690,901
Comprehensive Income						
Net income for 2001			1,054,524			1,054,524
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				152,149		152,149
Reclassification adjustment				(52)		(52)
Total comprehensive income						1,206,621
Purchase of Treasury Stock, net					(45,333)	(45,333)
Dividends declared - $.53 per share			(344,611)			(344,611)
Balances, December 31, 2001	$1,155,000	$ 385,000	$11,689,230	$247,147	$(968,799)	$12,507,578
Comprehensive Income						
Net income for 2002			1,397,549			1,397,549
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				298,441		298,441
Reclassification adjustment				(1,688)		(1,688)
Total comprehensive income						1,694,302
Reduction in par value	(924,000)	924,000				–
Stock split	462,000		(462,000)			–
Dividends declared - $.65 per share			(419,009)			(419,009)
Balances, December 31, 2002	$ 693,000	$1,309,000	$12,205,770	$543,900	$(968,799)	$13,782,871
Comprehensive Income						
Net income for the three months ended March 31, 2003			312,555			312,555
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				(110,438)		(110,438)
Reclassification adjustment				(6,070)		(6,070)
Total comprehensive income						196,047
Sale of Treasury stock, net		19,873			80,076	99,949
Dividends declared - $.12 per share			(77,792)			(77,792)
Balances, March 31, 2003 (unaudited)	$ 693,000	$1,328,873	$12,440,533	$427,392	$(888,723)	$14,001,075

The accompanying notes are an integral part of the financial statements.

DELHI BANK CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2003 AND YEARS ENDED DECEMBER 31, 2002 AND 2001

	For the Three Months Ended March 31, 2003 (unaudited)	For the Years Ended December 31, 2002	2001
Cash Flows from Operating Activities:			
Net Income	$ 312,555	$1,397,549	$ 1,054,524
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	87,042	22,500	84,677
Realized gain from sales of available for sale securities	(10,116)	(2,813)	(86)
Premium amortization	106,398	222,897	134,983
Discount accretion	(30,047)	(94,404)	(39,241)
Depreciation and amortization	78,198	337,165	325,462
Deferred income taxes	16,283	(77,610)	(12,543)
Increase in accrued interest receivable and other assets	(42,732)	(236,277)	(2,730,111)
(Increase) decrease in accrued interest payable and other liabilities	185,885	123,363	(9,805)
Net cash provided (used by) operating activities	703,466	1,692,370	(1,192,140)
Cash Flows from Investing Activities:			
Purchases of available for sale securities	(11,619,568)	(47,409,120)	(16,463,616)
Proceeds from sales of available for sale securities	3,039,313	502,813	1,208,444
Proceeds from maturities of available for sale securities	4,091,953	39,648,175	12,693,540
Purchases of held to maturity and other securities	(764,437)	(10,992,150)	(945,800)
Proceeds from maturities of held to maturity and other securities	1,881,584	2,615,475	283,337
Net increase in loans	(304,558)	(2,019,534)	(1,945,858)
Purchases of premises and equipment, net	(8,975)	(105,225)	(187,368)
Net cash used by investing activities	(3,684,688)	(17,759,566)	(5,357,321)
Cash Flows from Financing Activities:			
Net increase in demand, savings, NOW, and Money Market deposits	7,787,248	9,136,668	11,274,813
Net increase in time deposits	104,233	804,574	2,765,362
Purchase of treasury stock	–	–	(99,852)
Proceeds from sales of treasury stock	99,950	–	54,519
Dividends paid	(225,621)	(343,802)	(430,899)
Net cash provided by financing activities	7,765,810	9,597,440	13,563,943
Net increase (decrease) in cash and cash equivalents	4,784,588	(6,469,756)	7,014,482
Cash and Cash Equivalents - beginning of period	6,723,220	13,192,976	6,178,494
Cash and Cash Equivalents - end of period	$11,507,808	$ 6,723,220	$13,192,976
Supplemental Disclosure of cash flow information:			
Cash paid during the period for interest	$ 584,136	$2,474,857	$3,060,749
Cash paid during the period for income taxes	$ 131,066	$ 511,810	$ 476,558

The accompanying notes are an integral part of the financial statements.

DELHI BANK CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003 (unaudited) and December 31, 2002 and 2001

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Delhi Bank Corp. (the Company) provides a full range of commercial banking services to individuals and small business customers through its wholly-owned subsidiary, The Delaware National Bank of Delhi (the Bank). The Bank's activities are conducted primarily in Delaware County, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Held to maturity securities consist of investment securities that management has the positive intent and ability to hold to maturity. They are carried at cost, adjusted for amortization of premiums and accretion of discounts.

Available for sale securities consist of investment securities not classified as held to maturity and are carried at fair value. Unrealized gains and losses, net of tax, on available for sale securities are reported in other comprehensive income. Realized gains and losses on securities available for sale are included in noninterest income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual held to maturity and available for sale securities below their cost, that are other than temporary, result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. There were no such write-downs in 2002 or 2001, or for the three months ended March 31, 2003.

The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method.

Loans

Loans are stated at unpaid principal balances, net of deferred loan costs, less the allowance for loan losses.

Loan origination and commitment fees and certain direct origination costs are deferred and amortized or accreted as a yield adjustment over the lives of the related loans.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Retail loans are typically charged off no later than 180 days past due. Past due status is determined based on contractual terms.

NOTE A - (Continued)

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance For Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired and other loans are based on historical losses adjusted for current conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Premises and Equipment

Land is stated at cost. Other premises and equipment are stated at cost, and are depreciated using straight-line and accelerated methods over the estimated useful lives of the assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of their new basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Bank Owned Life Insurance

Included in other assets is bank owned life insurance ("BOLI"). The BOLI was purchased as a financing tool for employee benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in monthly tax-free income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. As a result of this transaction, the Company benefits from the tax-free nature of income generated from the life insurance policies. BOLI is stated on the Company's consolidated statement of condition at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other noninterest income in the Company's consolidated income statement.

NOTE A - (Continued)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial statement and income tax basis of available for sale securities, allowance for loan losses, premises and equipment, and deferred loan costs. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Income and Dividends Per Share

Net income and dividends per share are computed by dividing net income and dividends declared by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding was 644,675, 644,631 and 646,887 for the three months ended March 31, 2003, and in 2002 and 2001, respectively.

Statement of Cash Flows

Cash and cash equivalents are defined as the sum of cash and due from banks, interest bearing deposits with banks, and federal funds sold.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks, interest-bearing deposits in banks, and federal funds sold: The carrying amounts for cash and due from banks, interest-bearing deposits in banks, and federal funds sold approximate those assets fair values.

Investments securities: Fair values for investment securities are based primarily on quoted market prices.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values disclosed for demand, savings and NOW deposits are equal to their carrying amounts. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of contractual maturities on such time deposits.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

NOTE B - RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The required reserve at March 31, 2003, and December 31, 2002 and 2001, was $672,000, $693,000 and $623,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at March 31, 2003, and December 31, 2002 and 2001 was $200,000.

NOTE C - INVESTMENT SECURITIES

The amortized cost and approximate fair values of investment securities are as follows at March 31, 2003, and December 31, 2002 and 2001:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2003 (Unaudited)				
Available for Sale				
U.S. government and federal agencies	$ 4,506,634	$ 52,552	$ 908	$ 4,558,278
Mortgage backed securities	22,111,914	240,226	41,023	22,311,117
State and local governments	10,218,687	401,682	10,330	10,610,039
Corporate debt securities	7,636,267	276,783	58,629	7,854,421
Total debt securities	44,473,502	971,243	110,890	45,333,855
Marketable equity securities	2,635,159	7,888	143,849	2,499,198
	$47,108,661	$979,131	$254,739	$47,833,053
Held to Maturity				
Mortgage backed securities	$ 7,260,276	$ 208,271	$ 9,315	$ 7,459,232
Local government securities	1,858,112	143,147	-	2,001,259
	9,118,388	351,418	9,315	9,460,491
Other securities	$ 532,111	$ -	$ -	$ 532,111
Total	$56,759,160	$1,330,549	$264,054	$57,825,655
December 31, 2002				
Available for Sale				
U.S. government and federal agencies	$ 5,007,240	$ 77,675	$ -	$ 5,084,915
Mortgage backed securities	20,958,298	338,406	61,226	21,235,478
State and local governments	9,185,974	436,056	5,894	9,616,136
Corporate debt securities	4,995,996	261,401	-	5,257,397
Total debt securities	40,147,508	1,113,538	67,120	41,193,926
Marketable equity securities	2,547,309	9,645	134,198	2,422,756
	$42,694,817	$1,123,183	$201,318	$43,616,682
Held to Maturity				
Mortgage backed securities	$ 8,369,148	$ 264,244	$ 1,105	$ 8,632,287
Local government securities	1,858,112	157,241	-	2,015,353
	10,227,260	421,485	1,105	10,647,640
Other securities	$ 532,111	$ -	$ -	$ 532,111
Total	$53,454,188	$1,544,668	$202,423	$54,796,433
December 31, 2001				
Available for Sale				
U.S. government and federal agencies	$ 3,625,844	$ 77,428	$ 13,002	$ 3,690,270
Mortgage backed securities	17,701,580	209,059	55,977	17,854,662
State and local governments	6,165,872	123,413	42,838	6,246,447
Corporate debt securities	5,869,045	184,331	43,990	6,009,386
Total debt securities	33,362,341	594,231	155,807	33,800,765
Marketable equity securities	2,182,894	3,895	23,325	2,163,464
	$35,545,235	$ 598,126	$179,132	$35,964,229
Held to Maturity				
Local government securities	$ 1,911,149	$ -	$ -	$ 1,911,149
Other securities	$ 494,111	$ -	$ -	$ 494,111
Total	$37,950,495	$ 598,126	$179,132	$38,369,489

Other securities consist primarily of Federal Home Loan Bank and Federal Reserve Bank stock.

NOTE C - (Continued)

The amortized cost and fair value of debt securities at March 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Other securities with a carrying value of $3,031,309 at March 31, 2003 have no maturity date.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 331,047	$ 333,432	$ 848,878	$ 852,951
Due after one through five years	11,639,422	11,937,886	602,221	661,504
Due after five through ten years	3,085,585	3,202,312	317,113	376,266
Due after ten years	7,305,534	7,549,108	89,900	110,538
Securities not due at single maturity date	22,111,914	22,311,117	7,260,276	7,459,232
	$44,473,502	$45,333,855	$9,118,388	$9,460,491

At March 31, 2003, and December 31, 2002 and 2001, investments with a carrying amount of $3,736,231, $4,267,000 and $1,789,338, respectively, were pledged to secure deposits as required or permitted by law.

During the three months ended March 31, 2003, the Bank sold securities available for sale for total proceeds of $3,039,313 resulting in gross realized gains of $10,116.

During 2002, the Bank sold securities available for sale for total proceeds of $502,813 resulting in gross related gains of $2,813.

During 2001, the Bank sold securities available for sale for total proceeds of $1,208,444 resulting in gross realized gains of $86.

NOTE D - LOANS

Loans consist of the following at March 31, 2003, and December 31, 2002 and 2001:

	March 31, 2003 (unaudited)	December 31, 2002	December 31, 2001
Real estate	$46,685,642	$46,471,904	$43,873,912
Agriculture	1,713,791	1,552,711	1,936,978
Commercial and industrial	12,239,770	12,433,394	12,008,864
Consumer	5,056,161	5,043,269	5,768,744
	$65,695,364	$65,501,278	$63,588,498

The changes in the allowance for loan losses are as follows:

	March 31, 2003 (unaudited)	December 31, 2002	December 31, 2001
Balance, January 1	$497,337	$581,591	$523,007
Provision for loan losses	87,042	22,500	84,677
Recoveries	13,865	84,412	110,248
Charge-offs	(124,337)	(191,166)	(136,341)
Balance, March 31, 2003, and December 31, 2002 and 2001	$ 473,907	$497,337	$581,591

NOTE D - (Continued)

Impaired loans consist of the following at March 31, 2003, and December 31, 2002 and 2001:

	March 31, 2003 (unaudited)	December 31, 2002	December 31, 2001
Impaired loans for which allowances for loan losses have been provided	$337,089	$321,921	$665,918
Impaired loans for which allowances for loan losses have not been provided	-	-	-
Total investment in impaired loans	337,089	321,921	665,918
Less allowance for loan losses provided for impaired loans	21,947	7,971	12,452
	$315,142	$313,950	$653,466

The average recorded investment in impaired loans was $292,489 at March 31, 2003, and $445,810 and $698,422 in 2002 and 2001, respectively. Interest income recognized for cash payments received on impaired loans was $4,086 for the three months ended March 31, 2003, and $12,144 and $6,945 in 2002 and 2001, respectively. There are no commitments to loan additional funds to borrowers of impaired loans.

At March 31, 2003, and December 31, 2002 and 2001, the total recorded investment in loans on nonaccrual amounted to $300,072, $284,905 and $665,918, respectively, and the total recorded investment in loans past due ninety days or more and still accruing interest amounted to approximately $444,000, $371,000 and $246,000, respectively.

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at March 31, 2003, and December 31, 2002 and 2001:

	March 31, 2003 (unaudited)	December 31, 2002	December 31, 2001
Land and buildings	$2,609,381	$2,609,381	$2,596,441
Furniture, fixtures, and equipment	1,630,352	1,621,378	1,529,091
	4,239,733	4,230,759	4,125,532
Less: Accumulated depreciation	2,112,725	2,034,528	1,712,311
	$2,127,008	$2,196,231	$2,413,221

NOTE F - DEPOSITS

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $5,323,102, $4,782,278 and $4,543,989 at March 31, 2003, and December 31, 2002 and 2001, respectively.

At March 31, 2003, scheduled maturities of time deposits are as follows:

2003	$13,974,881
2004	7,570,820
2005	5,249,380
2006	4,780,986
2007	4,495,846
2008	5,077,120
	$41,149,033

NOTE G - INCOME TAXES

The provision (benefit) for income taxes consists of the following for the three months ended March 31, 2003, and the years ended December 31, 2002 and 2001:

	March 31, 2003	December 31, 2002	2001
	(unaudited)		
Current	$131,066	$521,316	$560,329
Deferred	16,283	(77,610)	(12,543)
	$147,349	$443,706	$547,786

The provision for income taxes differs from that computed by applying statutory rates to income before income tax expense primarily due to the effects of tax exempt income.

Deferred income tax assets and liabilities included in other assets and liabilities in the statements of financial condition are as follows:

	March 31, 2003	December 31, 2002	2001
	(unaudited)		
Deferred tax assets	$212,115	$230,451	$201,461
Deferred tax liabilities	$367,950	$450,966	$293,369

NOTE H - ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank has an agreement with the Federal Home Loan Bank (FHLB) for an overnight line of credit and a companion one month repricing line of credit. Each line has a maximum borrowing limit of $6,202,300 at March 31, 2003. The maximum borrowing limit is based on the Bank's qualified assets as defined by the FHLB and its investment in FHLB stock. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any advances. There were no outstanding advances under the agreement at March 31, 2003 or at December 31, 2002 or 2001.

The Bank also has agreements with the FHLB for irrevocable standby letters of credit to secure municipal deposits totaling $14,875,000 at March 31, 2003. These letters of credit mature on April 4, 2003.

NOTE I - COMMON STOCK

At December 31, 2001, the Company's common stock consisted of 500,000 authorized shares with a par value of $5 per share, of which 231,000 shares were issued and 214,877 shares were outstanding.

On August 20, 2002, the Board of Directors approved an increase in the number of shares authorized, a decrease in the par value per share, and a 3 for 1 stock split.

Due to the significance of the 3 for 1 stock split, the stock split was effected in the form of a stock dividend.

At December 31, 2002, the Company's common stock consisted of 5,000,000 authorized shares with a par value of $1 per share, of which 693,000 shares were issued and 644,631 shares were outstanding.

At March 31, 2003, the Company's common stock consisted of 5,000,000 authorized shares with a par value of $1 per share, of which 693,000 shares were issued and 648,629 shares were outstanding.

All references to the number of shares, weighted average shares, and per share amounts of common and treasury stock have been restated to reflect the stock split.

NOTE J -PENSION PLANS

The Bank sponsors two defined contribution (401K) plans which cover substantially all employees meeting eligibility requirements. Eligible employees may contribute a percentage of their annual earnings to the plans. The Bank's policy is to contribute to the plans up to 50% of the employees' elective deferral up to a maximum of 5%. Expense recognized during the three month period ended March 31, 2003 and in 2002 and 2001 under these plans totaled $15,953, $69,963 and $55,415, respectively. One of the plans is a non-leveraged employee stock ownership plan (KSOP). The KSOP held 36,986, 32,988 and 33,000 shares of Delhi Bank Corp. at March 31, 2003, and December 31, 2002 and 2001, respectively.

Effective July 1, 2001, the Bank established a Money Purchase Plan which covers substantially all employees meeting eligibility requirements. The Plan agreement requires the Bank to contribute 5% of each eligible employee's compensation. Expense recognized during the three month period ended March 31, 2003 and in 2002 and 2001 under the plan totaled $18,815, $83,439 and $41,627, respectively.

NOTE K - RELATED PARTIES

The Bank has entered into transactions with its executive officers, directors, significant stockholders, and their affiliates (related parties) in the ordinary course of business. Such transactions were made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with other customers and did not involve more than normal credit risk. The aggregate amount of loans to such related parties at March 31, 2003, and December 31, 2002 and 2001 was $862,873, $660,035 and $480,016, respectively. During the three month period ended March 31, 2003, new loans to such related parties amounted to $292,020 and repayments amounted to $89,182.

The Bank held deposits of $473,658, $3,258,321 and $1,630,800 for related parties at March 31, 2003, and December 31, 2002 and 2001, respectively.

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the statement of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the approximate contractual notional amount of those instruments summarized as follows at March 31, 2003:

	Notional Amount
Commitments to extend credit	
Commercial loans	$1,576,000
Real estate mortgage loans	2,939,000
Commercial credit lines	231,000
Consumer credit lines	5,562,000
Other loans	111,000
Standby letters of credit	312,000
	$10,731,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE L- (Continued)

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE M - CONCENTRATIONS OF CREDIT

Nearly all of the Bank's loans, commitments and letters of credit have been granted to customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local securities also primarily involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit are set forth in Note L. Generally, the Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of 12% of primary capital, as defined.

NOTE N - REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company without regulatory approval. Generally, the dividend limit is equal to the current and preceding two years net income less dividends paid during the same period. At March 31, 2003, approximately $2,396,257 of retained earnings were available for dividend declaration without prior regulatory approval. For all practical purposes, the Company could not declare dividends materially in excess of the amount of dividends that could be paid by the Bank.

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) and of Tier 1 capital to average assets (as defined). Management believes, as of March 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

	Actual		**For Capital Adequacy Purposes**		**To Be Well Capitalized Under Prompt Corrective Amount Provisions**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of March 31, 2003 (Unaudited):						
Total Capital (to Risk Weighted Assets)	$13,806,000	17.8%	$6,216,960	8.0%	$7,771,200	10.0%
Tier 1 Capital (to Risk Weighted Assets)	$13,332,000	17.2%	$3,108,480	4.0%	$4,662,720	6.0%
Tier 1 Capital (to Average Assets)	$13,332,000	9.9%	$5,377,240	4.0%	$6,721,550	5.0%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)	$13,664,346	18.6%	$5,871,200	8.0%	$7,339,000	10.0%
Tier 1 Capital (to Risk Weighted Assets)	$13,167,346	17.9%	$2,935,600	4.0%	$4,403,400	6.0%
Tier 1 Capital (to Average Assets)	$13,167,346	9.3%	$5,684,320	4.0%	$7,105,500	5.0%
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	$12,767,096	17.7%	$5,783,280	8.0%	$7,229,100	10.0%
Tier 1 Capital (to Risk Weighted Assets)	$12,185,505	16.9%	$2,891,640	4.0%	$4,337,460	6.0%
Tier 1 Capital (to Average Assets)	$12,185,505	10.3%	$4,744,280	4.0%	$5,930,350	5.0%

NOTE O - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Bank's financial instruments at March 31, 2003, and December 31, 2002 are as follows:

	Carrying Amounts	Fair Values
March 31, 2003 (Unaudited)		
Financial assets:		
Cash and due from banks	$ 2,877,143	$ 2,877,143
Interest-bearing deposits in banks	8,630,665	8,630,665
Investment securities	57,483,552	57,825,655
Loans, net of allowance	65,221,457	65,895,768
Accrued interest receivable	761,427	761,427
Financial liabilities:		
Deposits	126,042,244	126,222,816
Accrued interest payable	91,079	91,079
December 31, 2002		
Financial assets:		
Cash and due from banks	$ 2,889,127	$ 2,889,127
Interest-bearing deposits in banks	3,834,093	3,834,093
Investment securities	54,376,053	54,796,433
Loans, net of allowance	65,003,941	65,683,131
Accrued interest receivable	690,092	690,092
Financial liabilities:		
Deposits	118,150,763	118,793,090
Accrued interest payable	97,459	97,459

The carrying amounts in the preceding table are included in the March 31, 2003 and December 31, 2002 statement of financial condition under the applicable captions.

The carrying amounts and estimated fair values of investment securities at December 31, 2001 are disclosed in Note C. The estimated fair values of all other financial instruments at December 31, 2001 approximated their carrying amounts.

The fair values of off-balance-sheet financial instruments are not significant.

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

175,000 Shares of Common Stock

OFFERING CIRCULAR

____________, 2003

PART III

Exhibits	Description
2.1	Charter of Delhi Bank Corp.
2.2	Bylaws of Delhi Bank Corp.
4.1	Authorization Form
10.1	Consent of Fagliarone Group CPA's, PC
10.2	Consent of Muldoon Murphy & Faucette LLP
11.1	Form of Opinion of Muldoon Murphy & Faucette LLP

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, there unto duly authorized, in the Village of Delhi, state of New York, on June 19, 2003.

DELHI BANK CORP.

By: ______________________
Timothy C. Townsend
Chairman of the Board and President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Timothy C. Townsend	Chairman of the Board and President	Date	June 19, 2003
Robert W. Armstrong	Treasurer	Date	June 19, 2003
Robert P. Nicholson	Secretary and Director	Date	June 19, 2003
Raymond Christensen	Director	Date	June 19, 2003
Andrew F. Davis III	Director	Date	June 19, 2003
Michael E. Finberg	Director	Date	June 19, 2003
Bruce J. McKeegan	Director	Date	June 19, 2003
Ann S. Morris	Director	Date	________, 2003
Paul J. Roach	Director	Date	June 19, 2003

PART III

Exhibits	Description
2.1	Charter of Delhi Bank Corp.
2.2	Bylaws of Delhi Bank Corp.
4.1	Authorization Form
10.1	Consent of Fagliarone Group CPA's, PC
10.2	Consent of Muldoon Murphy & Faucette LLP
11.1	Opinion of Muldoon Murphy & Faucette LLP

EXHIBIT 2.1

Charter of Delhi Bank Corp.

CERTIFICATE OF AMENDMENT NO. 1
OF
CERTIFICATE OF INCORPORATION
OF
DELHI BANK CORP.

Under Section 805 of the New York Business Corporation Law of the State of New York

WE, THE UNDERSIGNED, Timothy C. Townsend and Robert P. Nicholson, being the President and the Corporate Secretary, respectfully, of Delhi Bank Corp., do hereby certify and set forth:

1. The name of the corporation is Delhi Bank Corp. (hereinafter, the "Corporation" or the "Company").

2. The Certificate of Incorporation of the Corporation was filed with the Department of State on December 8, 1994.

3. Section 4 of the Certificate of Incorporation of the Corporation is hereby amended for the purpose of increasing the number of authorized shares and reducing the par value of said shares of the Corporation's common stock, from 500,000 shares, par value $5.00 to 5,000,000 shares, par value $1.00. The text of said Section 4 is hereby amended to read as set forth below in full:

   "4. Number of Shares. The aggregate number of shares which the Corporation shall have authority to issue is: Five million (5,000,000) shares, all of which shall be common shares of the par value of One Dollar ($1.00) each."

4. This Amendment to Section 4 of the Certificate of Incorporation of the Corporation was authorized, pursuant to Section 803(a) of the Business Corporation Law of the State of New York, by a resolution of the Board of Directors of the Corporation duly adopted on August 20, 2002 and by a resolution of the shareholders of the Corporation duly adopted on October 8, 2002.

CERTIFICATE OF INCORPORATION

OF

DELHI BANK CORP.

(Under Section 402 of the Business Corporation Law)

The undersigned incorporator, a natural person over the age of eighteen years, in order to form a corporation under the Business Corporation Law of the State of New York, certifies as follows:

1. Name. The name of the corporation is Delhi Bank Corp. (the "Corporation").

2. Purposes. Subject to any limitation provided in the Business Corporation Law or any other statute of the State of New York, and except as otherwise specifically provided in this Certificate, the purpose for which the Corporation is formed is: to engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law, provided, however, that the Corporation shall not engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

3. Office. The office of the Corporation is to be located in Delaware County, State of New York.

4. Number of Shares. The aggregate number of shares which the Corporation shall have authority to issue is: Five hundred thousand (500,000) shares, all of which shall be common shares of the par value of Five Dollars ($5.00) each.

5. Designation of Secretary of State: Mailing Address. The Secretary of State is designated as the agent of the Corporation upon whom process in any action or proceeding against the Corporation may be served, and the address to which the Secretary of State shall mail a copy of process in any action or proceeding against the Corporation which may be served upon the Secretary is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753-0508
Attn: President

6. Preemptive Rights. No holder of shares of any class or of any series of any class of the Corporation shall have

any preemptive right to subscribe for, purchase or receive any shares of the Corporation, whether now or hereafter authorized, or any obligations or other securities convertible into or carrying options to purchase any such shares of the Corporation, or any options or rights to purchase any such shares or securities, issued or sold by the Corporation for cash or any other form of consideration, and any such shares, securities or rights may be issued or disposed of by the Board of Directors to such persons and on such terms as the Board in its discretion shall deem advisable.

7. Directors; Election and Classification. The Board of Directors shall be divided into three (3) classes. The number of directors of the first class shall equal one-third (1/3) of the total number of directors as determined in the manner provided in the By-Laws, with fractional remainders to count as one (1); the number of directors of the second class shall equal one-third (1/3) of said total number of directors (or the nearest whole number thereto); and the number of directors of the third class shall equal the total number of directors minus the aggregate number of directors of the first and second classes. At the election of the first Board of Directors, the class of each of the members then elected shall be designated. The term of office of each member then designated as a director of the first class shall expire at the annual meeting of the stockholders next ensuing, that of each member then designated as a director of the second class at the annual meeting of stockholders one (1) year thereafter, and that of each member then designated as a director the third class at the annual meeting of shareholders two (2) years thereafter. At each annual meeting of stockholders held after the election and classification of the first Board of Directors, directors shall be elected for a full term of three (3) years to succeed those members whose terms then expire. Any or all of the directors may be removed without cause only upon the affirmative vote of holders of not less than eighty-five percent (85%) of the shares entitle to vote generally in the election of directors.

8. Opposition of Tender (or other offer).

(a) The Board of Directors may, if it deems it advisable, oppose a tender or other offer for the Corporation's securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the Board of Directors may, but it is not legally obligated to, consider any relevant issue; by way of illustration, but not to be considered any limitation on the power of the Board of Directors to oppose a tender or other offer for this Corporation's securities, the Board of Directors may, but shall not be legally obligated to, consider any or all of the following:

(1) Whether the offer price is acceptable based on the historical, present, or projected operating results or financial condition of the Corporation.

(2) Whether a more favorable price could be obtained for the Corporation's securities in the future.

(3) The social and economic effects of the offer or transaction on the Corporation and any of its subsidiaries, employees, depositors, loan and other customers, creditors, shareholders and other elements of the communities in which the Corporation and any of its subsidiaries operate or are located.

(4) The reputation and business practice of the offeror and its management and affiliates as they would affect the shareholders, employees, depositors and customers of the Corporation and its subsidiaries and the future value of the Corporation's stock.

(5) The value of the securities (if any) which the offeror is offering in exchange for the Corporation's securities, based on an analysis of the worth of the corporation or other entity whose securities are being offered.

(6) The business and financial condition and earnings prospects of the offeror, including, but not limited to, debt service and other existing or likely financial obligations of the offeror, and the possible effect of such elements of the communities in which the Corporation and any of its subsidiaries operate or are located.

(7) Any antitrust or other legal and regulatory issues that are raised by the offer.

(b) If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose, including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the offeror corporation's securities; selling or otherwise issuing authorized but unissued securities or treasury stock of the Corporation or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror;

and obtaining a more favorable offer from another individual or entity.

9. Business Combinations.

(a) Except as otherwise expressly provided in paragraph (b) of this Article, a Business Combination (as defined below) shall require the affirmative vote of not less than eighty-five percent (85%) of the votes entitled to be cast by the holders of all then outstanding shares of common stock of the Corporation ("Common Stock").

(b) The provisions of paragraph (a) of this Article shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law or by any other provision of this Certificate of Incorporation or the Bylaws of the Corporation, if all of the conditions specified in the following paragraphs (b)(1) and (b)(2) are met:

(1) The Business Combination shall have been approved by sixty-six and two-thirds percent (66-2/3%) or more of the Continuing Directors (as defined below) whether such approval is given prior to or subsequent to the acquisition of beneficial ownership of the Common Stock that caused the Interested Shareholder (as defined below) to become an Interested Shareholder.

(2) (a) The aggregate amount of cash, and the Fair Market Value (as defined below) as of the date of the consummation of the Business Combination of the consideration other than cash, to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher amount of the following: (i) the highest per share price paid by or on behalf of the Interested Shareholder for any share of Common Stock in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of Common Stock within the two-year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date"); and (ii) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the

Interested Shareholder became an Interested Shareholder (the "Determination Date").

(b) The consideration to be received by holders of outstanding Common Stock shall be in cash or in the same form as previously has been paid by or on behalf of the Interested Shareholder in connection with its direct or indirect acquisition of beneficial ownership of shares of such Common Stock. If the consideration so paid for shares of Common Stock varied as to form, the form of consideration for such Common Stock shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such Common Stock previously acquired by the Interested Shareholder.

(c) After such Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination: (i) there shall have been no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any stock split, stock dividend or subdivision of the Common Stock), except as approved by a majority of the Continuing directors; (ii) there shall have been an increase in the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of Common Stock unless the failure so to increase such annual rate is approved by a majority of the Continuing directors; and (iii) such Interested Shareholder shall not have become the beneficial owner of any additional shares of Common Stock except as part of the transaction that results in such Interested Shareholder becoming an Interested Shareholder and except in a transaction that, after giving effect thereto, would not result in any increase in the Interested Shareholder's percentage beneficial ownership of any Common Stock.

(d) After such Interested Shareholder has become an Interested Shareholder, such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(e) Such Interested Shareholder shall not have made any major change in the Corporation's business or equity capital structure without the approval of a majority of the Continuing directors.

(c) For the purposes of this Article:

(1) The term "Business Combination" shall mean:

(a) any merger or consolidation of the Corporation or any Subsidiary (as defined) with (i) any Interested Shareholder or (ii) any other corporation (whether or not itself an Interested Shareholder) which is or after such merger or consolidation would be an Affiliate or Associate of an Interested Shareholder; or

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder involving any assets or securities of the Corporation or any Subsidiary having an aggregate Fair Market Value of $3,000,000 or more; or

(c) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

(d) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Shareholder) that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is beneficially owned by any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

(e) any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses (a) to (d).

(2) The term "person" shall mean any individual, firm, corporation or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Common Stock.

(3) The term "Interested Shareholder" shall mean any person (other than the Corporation or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who:

(a) is the beneficial owner of Common Stock representing three percent or more of the votes entitled to be cast by the holders of all the outstanding shares of Common Stock within the last three years; or

(b) is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of Common Stock representing three percent or more of the votes entitled to be cast by the holders of all then outstanding shares of Common Stock within the last three years; or

(c) is an assignee of or has otherwise succeeded to any shares of Common Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Shareholder, if such assignment or succession shall have occurred in the course of transactions not involving a public offering within the meaning of the Securities Act of 1933.

(4) A person shall be a "beneficial owner" of any Common Stock:

(a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

(b) which such person or any of its Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

(c) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock.

(5) An "Affiliate" is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(6) The term "Associate" used to indicate a relationship with any person means;

(a) any corporation or organization (other than the Corporation or a majority-owned subsidiary of the Corporation) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities;

(b) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(c) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Corporation or any of its parents or subsidiaries.

(7) The term "Subsidiary" means any corporation of which a majority of any class of equity security is beneficially owned by the Corporation; provided, however, that for the purposes of the definition of Interested Shareholder set forth in paragraph (c)(3), the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is beneficially owned by the Corporation.

(8) The term "Continuing Director" means any member of the Board of Directors of the Corporation (the "Board"), while such person is a member of the Board, who is not an Affiliate or Associate or representative of an Interested Shareholder and who was a member of the Board prior to the time that the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director, while such successor is a member of the Board, who is not an Affiliate or Associate or representative of the Interested Shareholder and who is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

(9) The term "Fair Market Value" means:

(a) in the case of cash, the amount of such cash;

(b) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange Listed Stocks, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Act on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any similar system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing directors in good faith; and

(c) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Continuing directors.

(10) In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in the context of paragraphs 9(b)(2)(a) and 9(b)(2)(b) shall include the shares of Common Stock and/or the shares of any other class or series of capital stock of the Corporation retained by the holders of such shares.

(d) The Board shall have the power an duty to determine for the purposes of this Article, on the basis of information known to them after reasonable inquiry,

(1) whether a person is an Interested Shareholder;

(2) the number of shares of Common Stock or other securities beneficially owned by any person;

(3) whether a person is an Affiliate or Associate of another; and

(4) whether the assets that are the subject of any Business Combination have or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $3,000,000 or more.

Any such determination made in good faith shall be binding and conclusive on all parties.

(e) Nothing contained in this Article shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

(f) The fact that any Business Combination complies with the provisions of paragraph 9(b) of this Article shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the shareholders of the Corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination.

10. Director Liability. Directors of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages because of their breach of duty

as directors unless such liability is based upon a judgment or other final adjudication adverse to the director which establishes (i) that the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled, or (iii) that the director's acts violated Section 719 of the New York Business Corporation Law. If the New York Business Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, the liability of a director of the corporation, in addition to the limitation on personal liability established by this Certificate shall be further limited to the fullest extent permitted by the amended New York Business Corporation Law.

11. Amendments to Articles. Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the Corporation, the affirmative vote of the holders of not less than eighty-five percent (85%) of the votes entitled to be cast by the holders of all then outstanding shares of Common Stock shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles 6, 7, 8, 9, 10 and this Article 11, provided, however, that this Article shall not apply to, and such eighty-five percent vote shall not be required for, any amendment, repeal or adoption approved by sixty-six and two thirds percent (66-2/3%) of the Board if all of such directors are persons who would be eligible to serve as Continuing Directors within the meaning of paragraph (c)(8) of Article 9.

IN WITNESS WHEREOF, the undersigned incorporator subscribes this Certificate and confirms it as true under the penalties of perjury on this 9th day of September, 1994.

____
Celeste Rossetti

EXHIBIT 2.2

Bylaws of Delhi Bank Corp.

BYLAWS

OF

DELHI BANK CORP.

INDEX

TO

BYLAWS

OF

DELHI BANK CORP.

ARTICLE I - MEETINGS OF SHAREHOLDERS

ARTICLE II - DIRECTORS AND BOARD MEETINGS

ARTICLE III - OFFICERS

BYLAWS

OF

DELHI BANK CORP.

ARTICLE I. MEETINGS OF SHAREHOLDERS

Section 101. Place of Meetings. All meetings of the shareholders shall be held at such place or places, within or without the State of New York, as shall be determined by the Board of Directors from time to time.

Section 102. Annual Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held at such date or hour as may be fixed by the Board of Directors. Any business which is a proper subject for shareholder action may be transacted at the annual meeting, regardless of whether the notice of the meeting contains any reference to the business, except as otherwise provided by applicable law.

Section 103. Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors, the Chairperson of the Board, the President, or by the shareholders entitled to cast at least twenty-five percent (25%) of the vote which all shareholders are entitled to cast at the meeting.

Section 104. Conduct of Shareholders' Meetings. The President shall preside at all shareholders' meetings. In the absence of the President, the Vice President shall preside or, in his/her absence, any officer designated by the Board of Directors. The officer presiding over the shareholders' meeting may establish such rules and regulations for the conduct of the meeting as he/she may deem to be reasonably necessary or desirable for the orderly and expeditious conduct of the meeting. Unless the officer presiding over the shareholders' meeting otherwise requires, shareholders need not vote by ballot on any question.

ARTICLE II. DIRECTORS AND BOARD MEETINGS

Section 201. Management by Board of Directors. The business and affairs of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, regulation, the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by the shareholders.

Section 202. Nomination for Directors. Nominations for directors to be elected at an annual meeting of shareholders, except those made by the Board of Directors of the Corporation, must be submitted to the Secretary of the Corporation in writing not less than 20 days nor more than 50 days immediately preceding the date of the meeting. Such notification shall contain the following information to the extent known to the notifying shareholder; (a) name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the Corporation that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Corporation owned by the notifying shareholder. Nominations not made in accordance herewith may be disregarded by the presiding officer of the meeting in his/her discretion.

Section 203. Directors Must be Shareholders. Every director must be a shareholder of the Corporation and shall own in his/her own right the number of shares (if any) required by law in order to qualify as such director. Any director shall forthwith cease to be a director when he/she no longer holds such shares, which fact shall be reported to the Board of Directors by the Secretary, whereupon the Board of Directors shall declare the seat of such director vacated.

Section 204. Number of Directors. The Board of Directors shall consist of not less than six nor more than twelve directors, the exact number to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting thereof.

Section 205. Vacancies. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board, even though less than a quorum. Increases in the Board of Directors between annual meetings of shareholders shall be limited to not more than two members per year. If the vacancy is due to an increase in the number of directors a majority of the members of the Board of Directors shall designate such directorship.

Section 206. Compensation of Directors. No director shall be entitled to any salary as such; but the Board of Directors may fix, from time to time, a reasonable annual fee for acting as a director and a reasonable fee to be paid each director for his/her services in attending meetings of the Board and meetings of committees appointed by the Board. The Corporation may reimburse directors for expenses related to their duties as a member of the Board.

Section 207. Organization Meeting. The President or Secretary, upon receiving the result of any election, shall notify the directors-elect of their election and of the time at which they are required to meet for the purpose of organizing the new Board and electing and appointing officers of the Corporation for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event within thirty days. If, at the time fixed for such meeting, there shall not be a quorum present, the directors present may adjourn the meeting, from time to time, until a quorum is obtained.

Section 208. Regular Meetings. Regular meetings of the Board of Directors shall be held on such day, at such hour, and at such place, consistent with applicable law, as the Board shall from time to time designate or as may be designated in any notice from the Secretary calling the meeting. Notice need not be given of regular meetings of the Board of Directors which are held at the time and place designated by the Board of Directors. If a regular meeting is not to be held at the time and place designated by the Board of Directors, notice of such meeting which need not specify the business to be transacted and which may be either verbal or in writing, shall be given by the Secretary to each member of the Board at least twenty-four hours before the time of the meeting.

A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business. If at the time fixed for the meeting, including the meeting to organize the new Board following the annual meeting of shareholders, a quorum is not present, the directors in attendance may adjourn the meeting from time to time until a quorum is obtained.

Except as otherwise provided herein, a majority of those directors present and voting at any meeting of the Board of Directors, shall decide each matter considered. A director cannot vote by proxy, or otherwise act by proxy at a meeting of the Board of Directors.

Section 209. Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board, the President or at the request of three or more members of the Board of Directors. A special meeting of the Board of Directors shall be deemed to be any meeting other than the regular meeting of the Board of Directors. Notice of the time and place of every special meeting, which need not specify the business to be transacted and which may be either verbal or in writing, shall be given by the Secretary to each member of the Board at least twenty-four hours before the time of such meeting excepting the Organization Meeting following the election of directors.

Section 210. Participation Without Physical Presence. One or more directors may participate in a meeting of the Board of Directors, or of a Committee of the Board by means of a conference telephone or similar communications equipment, by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

Section 211. Committees. The Board of Directors may establish, by majority vote, executive and other committees to act on its behalf. These committees, which shall consist of three or more Directors (along with any alternate members selected by the Board), may be altered or disbanded by subsequent Board resolution. Committees established under this section may be authorized to act on behalf of the Board in any matter not specifically prohibited by New York State Business Corporation Law § 712.

ARTICLE III. OFFICERS

Section 301. Officers. The officers of the corporation shall be a Chairperson of the Board, a President, one or more Vice Presidents, a Secretary, a Treasurer, and such other officers and assistant officers as the Board of Directors may from time to time deem advisable. Except for the President, Secretary and Treasurer, the Board may refrain from filling any of the offices at any time. The same individual may hold any two or more offices except the offices of President and Secretary. The officers shall be elected by the Board of Directors at the annual organization meeting, in the manner and for such terms as the Board of Directors from time to time shall determine. Any officer may be removed at any time, with or without cause, and regardless of the term for which such officer was elected, but without prejudice to any contract right of such officer. Each officer shall hold his/her office for the current year for which he/she was elected or appointed by the Board unless he/she shall resign, become disqualified, or be removed at the pleasure of the Board of Directors.

Section 302. Chairperson of the Board. The Board of Directors may elect a Chairperson of the Board at the organization meeting of the Board following each annual meeting of shareholders at which directors are elected. The Chairperson of the Board shall be a member of the Board of Directors and shall preside at the meetings of the Board and perform such other duties as may be prescribed by the Board of Directors.

Section 303. President. The president shall have general supervision of all of the departments and business of the Corporation and shall prescribe the duties of the other officers and employees and see to the proper performance thereof. The President shall be responsible for having all orders and resolutions of the Board of Directors carried into effect. The President shall execute on behalf of the Corporation and may affix or cause to be affixed a seal to all authorized documents and instruments requiring such execution, except to the extent that signing and execution shall have been delegated to some other officer or agent of the Corporation by the Board of Directors or by the President. The President shall be Chief Executive Officer and a member of the Board of Directors. In the absence or disability of the Chairperson of the Board or his/her refusal to act, the President shall preside at meetings of the Board. In general, the President shall perform all the duties and exercise all the powers and authorities incident to such office or as prescribed by the Board of Directors.

Section 304. Vice Presidents. The Vice Presidents shall perform such duties, do such acts and be subject to such supervision as may be prescribed by the Board of Directors or the President. In the event of the absence or disability of the President or his/her refusal to act, the Vice Presidents, in the order of their rank, and within the same rank in the order of their authority, shall perform the duties and have the powers and authorities of the President, except to the extent inconsistent with applicable law.

Section 305. Secretary. The Secretary shall act under the supervision of the President or such other officers as the President may designate. Unless a designation to the contrary is made at a meeting, the Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all of the proceedings of such meetings in a book to be kept for that purpose, and shall perform like duties for the standing Committees when required by these Bylaws or otherwise. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors. The Secretary shall keep a seal of the Corporation, and, when authorized by the Board of Directors or the President, cause it to be affixed to any documents and instruments requiring it. The Secretary shall keep accurate and complete records of the ownership of shares of the Corporation. The Secretary shall perform such other duties as may be prescribed by the Board of Directors, President, or such other supervising officer as the President may designate.

Section 306. Treasurer. The Treasurer shall act under the supervision of the President or such other officer as the President may designate. The Treasurer shall have custody of the Corporation's funds and perform such other duties as may be prescribed by the Board of Directors, President or such other supervising officer of the President may designate.

Section 307. Assistant Officers. Unless otherwise provided by the Board of Directors, each assistant officer shall perform such duties as shall be prescribed by the Board of Directors, the President or the officer to whom he/she is an assistant. In the event of the absence or disability of an officer or his/her refusal to act, his/her assistant officers shall, in the order of their rank, and within the same rank in the order of their seniority, have the powers and authorities of such officer.

Section 308. Compensation. The salaries and compensation of all officers and assistant officers shall be fixed by or in the manner designated by the Board of Directors.

Section 309. General Powers. The officers are authorized to do and perform such corporate acts as are necessary in the carrying on of the business of the Corporation, subject always to the direction of the Board of Directors.

ARTICLE IV. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 401. Rights of Indemnification. Any person who was, is, or is threatened to be made a party to any action or proceeding, whether civil or criminal (including an action by or in the right of this Corporation or any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which any Director or officer of this Corporation served in any capacity at the request of this Corporation), by reason of the fact that he/she, his/her testator or intestate, is or was a Director or officer of this Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, shall be indemnified by this Corporation against all judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense or appeal of any such action or proceeding, and against any other amounts, expenses and fees similarly incurred; provided that no indemnification shall be made to or on behalf of any Director or officer where indemnification is prohibited by applicable law. This right of indemnification shall include the right of a Director or officer to receive payment from this Corporation for expenses incurred in defending or appealing any such action or proceeding in advance of its final disposition; provided that the payment of expenses in advance of the final disposition of an action or proceeding shall be made only upon delivery to this Corporation of an undertaking by or on behalf of the Director or officer to repay all amounts so advanced if it should be determined ultimately that the Director or officer is not entitled to be indemnified. The preceding right of indemnification shall be a contract right enforceable by the Director or officer with respect to any claim, cause of action,

action or proceeding accruing or arising while this bylaw shall be in effect.

Section 402. Authorization of Indemnification. Any indemnification provided for by Section 401 shall be authorized in any manner provided by applicable law or, in the absence of such law;

(a) by the Board of Directors acting by a quorum of Directors who are not parties to such action or proceeding, upon a finding that there has been no judgment or other final adjudication adverse to the Director or officer which establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that the person gained in fact a financial profit or other advantage to which he/she was not legally entitled, or

(b) if a quorum under clause (a) is not obtainable,

(i) by the Board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because there has been no such judgment or other final adjudication adverse to the Director or officer, or

(ii) by the shareholders upon a finding that there has been no such judgment or other final adjudication adverse to the Director or officer.

Section 403. Right of Claimant to Bring Suit. If a claim of indemnification is not paid in full by this Corporation within ninety days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to recover the expenses of prosecuting such claim.

Section 404. Non-Exclusivity of Rights. The rights conferred on any person under this Article shall not be exclusive of any other right which may exist under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested Directors, or otherwise.

Section 405. Insurance. Subject to the laws of New York, this Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation against any expense, liability or loss of the general nature contemplated by this section, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the laws of New York.

Section 406. Severability. It is the intent of this Corporation to indemnify its officers and Directors to the fullest extent authorized by the laws of New York as they now exist or may hereafter be amended. If any portion of this Article shall for any reason be held invalid or unenforceable by judicial decision or legislative amendment, the valid and enforceable provisions of this Article will continue to be given effect and shall be construed so as to provide the broadest indemnification permitted by law.

ARTICLE V. SHARES OF CAPITAL STOCK

Section 501. Authority to Sign Share Certificates. Every share certificate of the Corporation shall be signed by the President and by the Secretary.

Section 502. Lost or Destroyed Certificates. Any person claiming a share certificate to be lost, destroyed or wrongfully taken shall receive a replacement certificate if such person shall have:

(a) requested such replacement certificate before the Corporation has notice that the shares have been acquired by a bona fide purchaser;

(b) provided the Corporation with an indemnity agreement satisfactory in form and substance to the Board of Directors, or the President or the Secretary; and,

(c) satisfied any other reasonable requirements (including providing an affidavit and a surety bond) fixed by the Board of Directors, or the President or the Secretary.

ARTICLE VI. GENERAL

Section 601. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of September in each year and end on the thirty-first day of August on each year.

Section 602. Record Date. The Board of Directors may fix any time whatsoever (but not more than fifty days) prior to the date of any meeting of shareholders, or the date for the payment of any divided or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or will go into effect, as a record date for the determination of the shareholders entitled to notice of, or to vote at, any such meetings, or entitled to receive payment of any such dividend or distribution or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversation or exchange of shares.

Section 603. Emergency Bylaws. In the event of any emergency resulting from a nuclear attack or similar disaster, and during the continuance of such emergency, the following Bylaw provision shall be in effect, notwithstanding any other provisions of the Bylaws:

(a) A meeting of the Board of Directors or of any committee thereof may be called by an officer or director upon one hour's notice to all persons entitled to notice whom, in the sole judgment of the notifier, it is feasible to notify;

(b) The director or directors in attendance at the meeting of the Board of Directors or of any Committee thereof shall constitute a quorum; and

(c) These Bylaws may be amended or repealed, in whole or in part, by a majority vote of the directors attending any meeting of the Board of Directors, provided such amendment or repeal shall be effective for the duration of such emergency.

Section 604. Severability. If any provision of these Bylaws is illegal or unenforceable as such, such illegality or unenforceability shall not affect any other provision of these Bylaws and such other provisions shall continue in full force and effect.

ARTICLE VII. AMENDMENT OR REPEAL

Section 701. Amendment or Repeal by the Board of Directors. These Bylaws may be amended or repealed, in whole or in part, by a majority vote of members of the Board of Directors at any regular or special meeting of the Board duly convened. Notice need not be given of the purpose of the meeting of the Board of Directors at which the amendment or repeal is to be considered.

Section 702. Recording Amendments and Repeals. The text of all amendments and repeals to these Bylaws shall be attached to the Bylaws with a notation of the date and vote of such amendment or repeal.

EXHIBIT 4.1

Authorization Form

DELHI BANK CORP.
DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

AUTHORIZATION FORM

(See mailing instructions below)

____
Name(s) exactly as set forth on your stock certificate

____
Additional space for name(s), if necessary

____
Street Address

____
City State Zip Code

_____-____-______
Social Security Number (To be completed if the shareholder is an individual. If shares are held jointly, the Social Security Number should be that of the first person listed on the stock certificate.

___-______________
Employer Identification Number (to be completed if the shareholder is not an individual.)

You must be a resident of the State of New York in order to participate in the plan. The plan administrator reserves the right to make additional inquiries, to require additional documentation from you, and to refuse to enroll you in the plan.

☐ I am a legal resident of the State of New York.

If you choose to participate by reinvesting the dividends paid on your shares of Delhi Bank Corp. common stock, you must enroll all your shares in the plan.

☐ **DIVIDEND REINVESTMENT.** I wish to reinvest under the Plan cash dividends on all shares registered in my name.

☐ **OPTIONAL CASH PURCHASES.** (Minimum $25 and maximum $100 per calendar quarter)
(Check the option and fill in amount if you want to invest.

- ☐ **Cash Payment.** Please buy shares with the enclosed check for $_____________ payable to Delhi Bank Corp.

- ☐ **Electronic Funds Transfer.**

  - ☐ I authorize a one time withdrawal from my account to purchase shares in the amount of:

    $ ____________

  - ☐ I authorize quarterly withdrawals to be made from my account in the amount of :
    (NOTE: This authorization for automatic debit remains in effect until you give notice to the plan administrator in writing to change or terminate your quarterly withdrawal, as described in the Plan documents.):

    $ ____________

Electronic Funds Transfer Authorization:

Delaware National Bank of Delhi Account Number: ______________________

Name on Account (Please Print): ______________________

I authorize Delhi Bank Corp. to withdraw the amount indicated above from my account to purchase shares of Delhi Bank Corp. common stock pursuant to the Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan by using Electronic Funds Transfer.

Authorized Signature: ______________________ Date:______________

To the extent I have so designated, I hereby elect to participate in the Plan and authorize The Delaware National Bank of Delhi, as my agent, to apply cash dividends and any optional cash investments received by it on my behalf to the purchase of shares of Delhi Bank Corp. Common Stock. I understand that all dividends received or shares credited to my Plan account will be automatically reinvested in Delhi Bank Corp. Common Stock.

_________________________________ *
Signature

_________________________________ *
Signature

Date _____________________________

(Please sign above as name appears on reverse side. If shares are held jointly, each shareholder must sign.)

* Under penalties of perjury, I certify (1) that the number shown above on this Authorization Form is my correct Taxpayer Identification Number and (2) that I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Complete this form and sign it, and then mail it to:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi Trust Department
124 Main Street
Delhi, New York 13753

00224089.WPD

EXHIBIT 10.1

Consent of Fagliarone Group CPA's, PC

Fagliarone Group CPAs, PC
650 James Street Syracuse, New York 13203
315 471-2777 tel 315 471-2128 fax www.tfgcpa.com

FAGLIARONE GROUP **CPAs**
A wealth of financial resources

CONSENT

We hereby consent to the inclusion of our report dated May 2, 2003 of the financial statements of Delhi Bank Corp. as of the three months ended March 31, 2003, in Delhi Bank Corp.'s Offering Statement on Form 1-A to be filed with the Securities and Exchange Commission.

Fagliarone Group CPAs, PC

Fagliarone Group CPAs, PC

June 20, 2003
Syracuse, New York

EXHIBIT 10.2

Consent of Muldoon Murphy & Faucette LLP

MULDOON MURPHY & FAUCETTE LLP
ATTORNEYS AT LAW
5101 Wisconsin Avenue, N.W.
Washington, D. C. 20016
TELEPHONE (202) 362-0840
TELECOPIER (202) 966-9409
www.mmf-law.com

CONSENT

We hereby consent to the references to this firm and our opinion in, and the inclusion of our opinion as an exhibit to the Offering Statement on Form 1-A filed by Delhi Bank Corp. (the "Company"), and all amendments thereto, relating to the Dividend Reinvestment and Optional Cash Purchase Plan through which the Company is offering its common stock.

Muldoon Murphy & Faucette LLP

MULDOON MURPHY & FAUCETTE LLP

Dated this 19th day of
June 2003

00224848.WPD

EXHIBIT 11.1

Opinion of Muldoon Murphy & Faucette LLP

DRAFT OPINION

______________, 2003

Board of Directors
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

Re: Delhi Bank Corp.
Offering Statement on Form 1-A

Ladies and Gentlemen:

You have requested our opinion as special counsel for Delhi Bank Corp. (the "Company"), a bank holding company, in connection with the above-referenced Offering Statement initially filed on June 19, 2003 with the Securities and Exchange Commission pursuant to Regulation A under the Securities Act of 1933.

The Offering Statement relates to the proposed issuance of up to 175,000 shares (the "Shares") of Common Stock, par value $1.00 of the Company pursuant to a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan") in the manner described in the Offering Circular, which is part of the Offering Statement. In preparation of this opinion, we have examined such records and documents and made such factual examinations as we have deemed relevant in connection with this opinion. In our examination, we have assumed, without verification (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity with the originals of all documents supplied to us as copies, and (iv) the accuracy and completeness of all corporate records and documents and of all certificates and statements of fact, in each case given or made available to us by the Company or its subsidiary, The Delaware National Bank of Delhi.

Based upon and subject to the foregoing, and limited in all respects to matters of the law of the State of New York, it is our opinion that the Shares that may be issued pursuant to the Plan and, upon issuance in accordance with the procedures set forth in the Offering Circular, will be legally issued, fully paid and nonassessable.

Very truly yours,

MULDOON MURPHY & FAUCETTE LLP

00224846.WPD